United States

Securities And Exchange Commission

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal period ended

June 30, 2024

ARRIVED STR, LLC

(Exact name of issuer as specified in its Certificate of Formation)

Delaware	88-3444701
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1700 Westlake Avenue North, Suite 200

Seattle, WA 98109

(Full mailing address of principal executive offices)

814-277-4833

(Issuer’s telephone number)

Arrived Series Oasis; Arrived Series Orchard; Arrived Series Mirage; Arrived Series Hammock; Arrived Series Pointbreak; Arrived Series Ace; Arrived Series Cardinal; Arrived Series Cactus; Arrived Series Opry; Arrived Series Palm; Arrived Series Sugarcreek; Arrived Series Lakeridge; Arrived Series Serenity; Arrived Series Havasu; Arrived Series Regal; Arrived Series Kinlani; Arrived Series Hickorybear; Arrived Series Lodge; Arrived Series Myrtle; Arrived Series Pasquin; Arrived Series Koi; Arrived Series Coolbaugh; Arrived Series Longbranch; Arrived Series Pickler; Arrived Series Loop; Arrived Series Billingswood; Arrived Series Smokey; Arrived Series Solstice; Arrived Series SuiteSpot

(Title of each class of securities issued pursuant to Regulation A)

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this Semiannual Report on Form 1-SA (this “Form 1-SA”) includes some statements that are not historical and that are considered “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, the manager, each series of our company and the Arrived platform (defined below); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express the manager’s expectations, hopes, beliefs, and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Form 1-SA are based on current expectations and beliefs concerning future developments that are difficult to predict. Neither our company nor the manager can guarantee future performance, or that future developments affecting our company, the manager or the Arrived platform will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are detailed under the headings “Summary – Summary Risk Factors” and “Risk Factors” in Post-Qualification Amendment No. 15 to our Offering Statement on Form 1-A filed by the company with the Securities and Exchange Commission (the “Commission”), as may be amended, and in our subsequent reports and offering statements filed from time to time with the Commission. Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

ii

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Overview

Arrived STR, LLC, a Delaware series limited liability company, was formed in July 2022 to permit public investment in individual residential properties. We believe people should have access to the wealth creation that real estate investment can provide. We believe in passive income, conservative debt, diversification, and aligned incentives.

Arrived is a marketplace for investing in real estate. We buy residential properties, divide them into multiple interests, and offer them as investments on a per interest basis through our web-based platform. Investors can manage their risk by spreading their investments across a portfolio of homes and they can invest in real estate without needing to apply for mortgages or take on personal debt.

Arrived does all of the work of sourcing, analyzing, maintaining, and managing all of the homes that we acquire. We analyze every home investment across several financial, market, and demographic characteristics to support our acquisition decision-making. Every investment we make is an investment in the communities in which Arrived operates, alongside other like-minded individuals. As our community network grows, so does our access to investment and housing opportunities.

Arrived arranges for a property manager to operate the properties as short-term rentals for guests who can also invest through the same process as any other member of the Arrived Platform, becoming part owners of the homes they’re staying in at that time. By investing together, we align incentives towards creating value for everyone.

Since its formation in July 2022, our company has been engaged primarily in acquiring properties for its series offerings, developing the financial, offering and other materials to facilitate fundraising, and taking the steps necessary to effectuate the series offerings and management of the associated series properties. As of June 30, 2024, our company has acquired 29 properties.

Emerging Growth Company

While we currently have no intention of making such an election, we may elect to become a public reporting company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). If we elect to do so, we will be required to publicly report on an ongoing basis as an emerging growth company, as defined in the JOBS Act, under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including, but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We would expect to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We would expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1.07 billion; (ii) the date that we become a large accelerated filer as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Distributions

The manager has sole discretion in determining what distributions of Free Cash Flow, if any, are made to interest holders except as otherwise limited by law or the operating agreement. Our company expects the manager to make distributions of any free cash flow on a monthly or other periodic basis as determined by the manager. However, the manager may change the timing of distributions in its sole discretion. Investors will be required to update their personal information on a regular basis to make sure they receive all allocated distributions.

Critical Accounting Policies

Our accounting policies will conform with GAAP. The preparation of financial statements in conformity with GAAP will require us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. We intend to make these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We will continually test and evaluate our estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from our estimates and assumptions.

We believe our critical accounting policies govern the significant judgments and estimates used in the preparation of our financial statements. Please refer to Note 2, Summary of Significant Accounting Policies, included in the financial statements, for a more thorough discussion of our accounting policies and procedures.

Operating Results

Revenues

Revenues are generated at the series level and are derived from leases on the series property. All revenues generated during the six months ended June 30, 2024 and 2023 are listed in the table below:

Rental Income
Series Name	June 30, 2024	June 30, 2023
Ace	$68,791	60,976
Billingswood	10,829	-
Cactus	71,620	62,733
Cardinal	86,311	97,879
Coolbaugh	24,480	747
Hammock	27,342	44,693
Havasu	19,560	25,746
Hickorybear	23,118	2,092
Kinlani	43,471	9,301
Koi	67,136	-
Lakeridge	19,098	8,729
Lodge	50,902	9,722
Longbranch	34,006	3,607
Loop	18,625	1,596
Mirage	28,295	26,155
Myrtle	30,431	4,069
Oasis	31,440	44,979
Opry	21,067	27,887
Orchard	13,375	9,160
Palm	41,151	31,471
Pasquin	20,991	448
Pickler	86,389	9,747
Pointbreak	37,494	21,535
Regal	25,500	18,171
Serenity	51,541	59,103
Smokey	21,679	-
Solstice	18,382	-
Sugarcreek	9,555	324
SuiteSpot	79,910	-
	$1,082,489	580,870.00

Operating Expenses

The operating expenses incurred prior to the closing of an offering related to any of the series are being paid by our manager and are reimbursed by such series out of the gross offering proceeds upon closing of the relevant series offering. Such operating expenses include real estate taxes, property insurance, Home Ownership Association (HOA) fees, repair and maintenance costs, and FF&E not capitalized. Upon closing, each series becomes responsible to fund its own operating expenses.

During the six months ended June 30, 2024 and 2023, at the close of the respective offerings for the series, each individual series became responsible for its own operating expenses. The following table summarizes the total operating expenses by series as of June 30, 2024 and 2023:

	Operating Expenses
	June 30, 2024			June 30, 2023
Series Name	Operating Expenses	Depreciation	Total Expenses	Operating Expenses	Depreciation	Total Expenses
Ace	$32,663	$20,258	$52,921	$33,707	$25,753	$59,460
Billingswood	39,118	28,880	67,998	35,417	1,759	37,176
Cactus	34,264	20,761	55,025	35,440	18,601	54,041
Cardinal	36,550	21,281	57,831	45,988	10,158	56,146
Coolbaugh	23,950	18,536	42,487	51,783	1,921	53,704
Hammock	43,183	12,511	55,694	27,868	12,516	40,384
Havasu	19,049	21,467	40,516	31,657	19,060	50,717
Hickorybear	31,379	17,497	48,877	86,223	4,936	91,159
Kinlani	23,052	17,151	40,203	46,868	7,199	54,067
Koi	32,984	30,739	63,723	23,290	8,633	31,923
Lakeridge	24,205	13,630	37,835	13,217	9,348	22,565
Lodge	45,303	25,294	70,597	62,564	20,916	83,480
Longbranch	25,601	21,285	46,885	68,687	4,050	72,737
Loop	30,562	20,241	50,803	34,425	1,489	35,914
Mirage	27,027	10,154	37,181	43,725	8,371	52,096
Myrtle	28,266	13,475	41,741	81,894	4,618	86,512
Oasis	32,997	20,514	53,511	23,467	20,514	43,981
Opry	23,285	15,772	39,057	93,289	10,274	103,563
Orchard	24,307	16,690	40,997	9,555	15,606	25,161
Palm	51,110	16,322	67,433	75,033	13,855	88,888
Pasquin	32,368	17,944	50,312	76,661	3,122	79,783
Pickler	42,791	29,528	72,319	7,305	2,460	9,765
Pointbreak	32,329	11,008	43,337	24,760	10,033	34,793
Regal	55,203	18,272	73,475	30,412	10,883	41,295
Serenity	30,492	26,493	56,985	51,684	20,804	72,488
Smokey	38,772	17,498	56,270	45,258	1,670	46,928
Solstice	18,455	18,979	37,434	-	-	-
Sugarcreek	21,880	11,608	33,488	18,927	7,991	26,918
SuiteSpot	47,913	21,616	69,530	5,973	-	5,973
	$949,060	$555,404	$1,504,464	$1,185,077	$276,540	$1,461,617

Other Income (Expenses)

Other Income (Expenses) for the six months ended June 30, 2024 and 2023, consisted of interest expenses, loan expenses and other income. The following table summarizes the total of such expenses incurred by each series during the six months ended June 30, 2024 and 2023.

OTHER EXPENSES
Series Name	June 30, 2024	June 30, 2023
Ace	$14,768	$12,333
Billingswood	-	-
Cactus	18,119	16,238
Cardinal	10,468	8,742
Coolbaugh	-	-
Hammock	8,000	9,475
Havasu	17,580	15,435
Hickorybear	-	7,880
Kinlani	-	23,941
Koi	-	-
Lakeridge	10,511	9,228
Lodge	-	-
Longbranch	-	-
Loop	-	-
Mirage	-	-
Myrtle	-	-
Oasis	16,761	16,149
Opry	19,009	16,251
Orchard	-	-
Palm	11,628	10,132
Pasquin	-	335
Pickler	-	-
Pointbreak	5,290	7,029
Regal	20,556	17,699
Serenity	18,334	16,302
Smokey	-	-
Solstice	-	-
Sugarcreek	7,814	6,860
SuiteSpot	-	1,828
	$178,838	$195,857

Liquidity and Capital Resources

From inception, our manager has financed the business activities of each series. Upon the first closing of a particular series offering, the manager is reimbursed out of the proceeds of the relevant offering. Until such time as the series have the capacity to generate cash flows from operations, our manager may cover any deficits through capital contributions, which may be reimbursed upon closing of the relevant offering.

Cash and Cash Equivalent Balances

Cash is held at the series level. The following table summarizes the cash and cash equivalents held by series as of June 30, 2024 and 2023:

Cash & Cash Equivalents
Series Name	June 30, 2024	June 30, 2023
Ace	$35,219	$90,449
Billingswood	22,597	23,901
Cactus	20,267	81,228
Cardinal	9,057	51,963
Coolbaugh	3,487	51,812
Hammock	13,481	29,435
Havasu	23,640	141,936
Hickorybear	20,412	43,567
Kinlani	35,930	106,680
Koi	32,842	132,046
Lakeridge	3,373	49,928
Lodge	41,500	90,622
Longbranch	26,009	63,937
Loop	12,348	79,736
Mirage	18,077	76,829
Myrtle	31,480	36,101
Oasis	9,413	31,016
Opry	47,911	133,931
Orchard	8,255	46,232
Palm	12,881	11,629
Pasquin	6,197	56,583
Pickler	108,094	166,978
Pointbreak	80,962	115,455
Regal	60,588	135,269
Serenity	102,344	213,267
Smokey	21,771	46,011
Solstice	79,101	-
Sugarcreek	-	39,587
SuiteSpot	29,150	23,875
	$916,387	$2,170,004

Plan of Operations

We intend to hold and manage the series properties for five to fifteen years during which time we will operate the series properties as short-term rental income properties. During this period, we intend to distribute any Free Cash Flow to investors.

As each of our properties reaches what we believe to be its optimum value, we will consider disposing of the property. The determination of when a particular property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the property is anticipated to appreciate or decline substantially, local regulatory changes, environmental and other factors that may reduce the desirability of short-term rentals in a particular market, and how operating history may impact the potential sales price. The manager may determine that it is in the best interests of members to sell a property earlier than five years or to hold a property for more than fifteen years.

We plan to launch a number of additional series and related offerings in the next twelve months.  As of the current date, we do not know how many series we will be offering. However, in any case, the aggregate dollar amount of all of the series interests that we will sell within the 12-month period will not exceed the maximum amount allowed under Regulation A. It is anticipated that the proceeds from any offerings closed during the next twelve months will be used to acquire additional properties.

Trend Information

Our results of operations are affected by a variety of factors, including conditions in the financial markets and the economic and political environments, particularly in the United States. Global economic conditions, including political environments, financial market performance, interest rates, credit spreads or other conditions beyond our control are unpredictable and could negatively affect the value of the series properties, our ability to acquire and manage single family rentals and the success of our current and future offerings. In addition to the aforementioned macroeconomic trends, we believe the following factors will influence our future performance:

-	Recent increases in interest rates may have a negative effect on the demand for our offerings due to the attractiveness of alternative investments.

-	The continuing increase in prices in the United States housing market may result in difficulties in sourcing properties and meeting demand for our offerings.

-	Continued increases in remote work arrangements may lead to greater rental activity in our target markets.

ITEM 2. OTHER INFORMATION

None.

ITEM 3. FINANCIAL STATEMENTS

ARRIVED STR, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

ARRIVED STR, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF JUNE 30, 2024

	Ace	Billingswood	Cactus	Cardinal	Coolbaugh	Hammock
ASSETS
Current assets:
Cash	$35,219	$22,597	$20,267	$9,057	$3,487	$13,481
Other receivables	-	-	-	-	-	-
Prepaid expenses	5,877	5,157	-	4,321	-	-
Due from related parties, property manager	-	-	-	-	-	-
Due from (to) third party property manager	2,860	-	3,581	5,102	3,905	1,979
Total current assets	43,956	27,754	23,848	18,479	7,392	15,460
Property and equipment, net	1,052,136	902,020	1,047,802	789,554	510,992	552,564
Total assets	$1,096,092	$929,775	$1,071,650	$808,033	$518,384	$568,024

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$9,862	-	$18,072	$7,866	$5,978	$20,990
Accounts payable	100	300	3,631	650	300	100
Due to third party property manager	-	4,119	-	-	-	-
Due to (from) related parties, property manager	-	-	-	-	40	40
Due to (from) related parties	51,438	55,147	8,995	13,332	2,717	6,999
Total Current liabilities	61,400	59,565	30,699	21,848	9,034	28,129
Mortgage payable, net	431,988	-	433,214	305,889	-	222,998
Total Liabilities	493,388	59,565	463,913	327,737	9,034	251,127
Members’ equity (deficit)
Members’ capital	700,253	1,081,526	704,300	510,457	626,326	552,574
Accumulated deficit	(97,549)	(211,317)	(96,563)	(30,161)	(116,976)	(235,677)
Total members’ equity (deficit)	602,704	870,209	607,737	480,296	509,350	316,897
Total liabilities and members’ equity (deficit)	$1,096,092	$929,775	$1,071,650	$808,033	$518,384	$568,024

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF JUNE 30, 2024

	Havasu	Hickorybear	Kinlani	Koi	Lakeridge	Lodge
ASSETS
Current assets:
Cash	$23,640	$20,412	$35,930	$32,842	$3,373	$41,500
Other receivables	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-
Due from related parties, property manager	-	-	-	-	-	-
Due from (to) third party property manager	-	1,632	4,647	3,202	4,664	7,788
Total current assets	23,640	22,044	40,577	36,044	8,037	49,288
Property and equipment, net	1,060,811	759,589	778,540	847,013	590,446	1,091,230
Total assets	$1,084,451	$781,633	$819,117	$883,057	$598,483	$1,140,518

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$12,177	$13,364	$14,068	$9,325	$10,215	$13,652
Accounts payable	2,343	400	300	-	-	400
Due to third party property manager	363	-	-	-	-	-
Due to (from) related parties, property manager	-	-	-	-	-	-
Due to (from) related parties	5,761	44,666	5,307	47,684	9,093	52,500
Total Current liabilities	20,643	58,430	19,674	57,009	19,308	66,552
Mortgage payable, net	464,429	-	-	-	277,674	-
Total Liabilities	485,072	58,430	19,674	57,009	296,983	66,552
Members’ equity (deficit)
Members’ capital	759,095	857,864	840,277	911,038	411,840	1,224,415
Accumulated deficit	(159,715)	(134,661)	(40,834)	(84,990)	(110,340)	(150,449)
Total members’ equity (deficit)	599,379	723,203	799,443	826,048	301,501	1,073,966
Total liabilities and members’ equity (deficit)	$1,084,451	$781,633	$819,117	$883,057	$598,483	$1,140,518

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF JUNE 30, 2024

	Longbranch	Loop	Mirage	Myrtle	Oasis	Opry
ASSETS
Current assets:
Cash	$26,009	$12,348	$18,077	$31,480	$9,413	$47,911
Other receivables	4,544	-	-	-	-	-
Prepaid expenses	585	-	512	-	4,601	-
Due from related parties, property manager	-	-	-	-	-	-
Due from (to) third party property manager	5,419	-	-	-	6,786	4,264
Total current assets	36,558	12,348	18,589	31,480	20,800	52,175
Property and equipment, net	864,692	718,173	615,475	457,808	980,798	1,068,999
Total assets	$901,250	$730,521	$634,064	$489,288	$1,001,598	$1,121,174

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$14,600	$9,831	$8,834	$8,630	$4,331	$29,440
Accounts payable	300	400	450	-	-	3,251
Due to third party property manager	-	-	1,545	-	-	-
Due to (from) related parties, property manager	-	10,970	-	1,202	-	-
Due to (from) related parties	4,816	24,851	94,981	3,373	42,931	4,438
Total Current liabilities	19,716	46,052	105,811	13,205	47,261	37,129
Mortgage payable, net	-	-	-	-	477,613	453,723
Total Liabilities	19,716	46,052	105,811	13,205	524,874	490,851
Members’ equity (deficit)
Members’ capital	963,629	793,665	726,288	577,444	582,634	766,287
Accumulated deficit	(82,095)	(109,196)	(198,035)	(101,361)	(105,910)	(135,964)
Total members’ equity (deficit)	881,534	684,469	528,253	476,083	476,724	630,323
Total liabilities and members’ equity (deficit)	$901,250	$730,521	$634,064	$489,288	$1,001,598	$1,121,174

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF JUNE 30, 2024

	Orchard	Palm	Pasquin	Pickler	Pointbreak	Regal
ASSETS
Current assets:
Cash	$8,255	$12,881	$6,197	$108,094	$80,962	$60,588
Other receivables	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	1,755	-
Due from related parties, property manager	-	-	-	-	1,761	-
Due from (to) third party property manager	245	688	2,443	4,446	-	-
Total current assets	8,500	13,569	8,640	112,540	84,479	60,588
Property and equipment, net	589,004	658,787	536,133	1,171,141	414,250	968,266
Total assets	$597,504	$672,356	$544,773	$1,283,680	$498,729	$1,028,855

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$7,796	$17,632	$5,638	$18,102	$6,598	$14,524
Accounts payable	1,050	2,000	100	300	500	3,067
Due to third party property manager	-	-	-	-	-	1,000
Due to (from) related parties, property manager	-	40	40	-	-	4,769
Due to (from) related parties	2,700	16,362	31,903	7,103	128,260	8,127
Total Current liabilities	11,546	36,034	37,680	25,505	135,358	31,487
Mortgage payable, net	-	307,162	-	-	153,380	466,688
Total Liabilities	11,546	343,196	37,680	25,505	288,739	498,175
Members’ equity (deficit)
Members’ capital	717,449	541,455	641,607	1,287,272	389,379	654,981
Accumulated deficit	(131,491)	(212,294)	(134,514)	(29,097)	(179,389)	(124,301)
Total members’ equity (deficit)	585,958	329,161	507,092	1,258,175	209,990	530,680
Total liabilities and members’ equity (deficit)	$597,504	$672,356	$544,773	$1,283,680	$498,729	$1,028,855

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF JUNE 30, 2024

	Serenity	Smokey	Solstice	Sugarcreek	SuiteSpot	Consolidated
ASSETS
Current assets:
Cash	$102,344	$21,771	$79,101	$-	$29,150	$916,387
Other receivables	-	-	-	-	-	4,544
Prepaid expenses	-	-	4,979	-	1,013	28,799
Due from related parties, property manager	-	-	-	-	-	1,761
Due from (to) third party property manager	-	-	4,750	-	-	68,403
Total current assets	102,344	21,771	88,829	-	30,163	1,019,894
Property and equipment, net	1,117,589	771,709	786,059	450,548	955,564	23,107,692
Total assets	$1,219,933	$793,481	$874,889	$450,548	$985,727	$24,127,586

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$19,455	$10,697	$12,489	$5,853	$19,868	$349,890
Accounts payable	2,943	1,000	-	1,141	100	25,125
Due to third party property manager	437	315	-	2,572	-	10,350
Due to (from) related parties, property manager	-	10,950	-	551	248	28,849
Due to (from) related parties	8,783	2,968	3,833	37,955	17,968	744,989
Total Current liabilities	31,619	25,931	16,322	48,072	38,184	1,159,204
Mortgage payable, net	484,537	-	-	206,413	-	4,685,707
Total Liabilities	516,156	25,931	16,322	254,485	38,184	5,844,911
Members’ equity (deficit)
Members’ capital	809,005	867,023	906,057	310,418	1,089,489	21,804,048
Accumulated deficit	(105,228)	(99,474)	(47,490)	(114,355)	(141,946)	(3,521,373)
Total members’ equity (deficit)	703,777	767,550	858,567	196,063	947,543	18,282,675
Total liabilities and members’ equity (deficit)	$1,219,933	$793,481	$874,889	$450,548	$985,727	$24,127,586

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

AUDITED CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2023

	Ace	Billingswood	Cactus	Cardinal	Coolbaugh	Hammock
ASSETS
Current assets:
Cash	$12,762	$5,522	$35,462	$26,945	$10,324	$1,561
Other receivables	-	-	-	-	-	-
Subscription receivables	-	-	-	-	-	-
Prepaid expenses	3,244	719	884	2,379	429	4,907
Due from (to) third party property manager	5,025	(8,285)	5,443	3,254	(370)	979
Total current assets	21,030	(2,044)	41,790	32,578	10,383	7,446
Property and equipment, net	1,072,395	930,900	1,068,563	810,835	529,528	565,075
Total assets	$1,093,425	$928,855	$1,110,353	$843,413	$539,911	$572,521

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$13,482	$10,098	$15,539	$10,497	$15,694	$9,498
Accounts payable	-	-	-	-	-	-
Due to (from) related parties, property manager	-	-	-	-	(732)	(558)
Due to (from) related parties	23,410	104	29,172	47,132	(6,325)	3,689
Total Current liabilities	36,892	10,202	44,711	57,629	8,637	12,629
Mortgage payable, net	431,829	-	432,113	305,772	-	222,510
Total Liabilities	468,721	10,202	476,824	363,401	8,637	235,139
Members’ equity (deficit)
Members’ capital	723,356	1,072,802	728,567	528,186	630,244	536,706
Accumulated deficit	(98,652)	(154,148)	(95,038)	(48,173)	(98,970)	(199,324)
Total members’ equity (deficit)	624,704	918,654	633,528	480,013	531,274	337,382
Total liabilities and members’ equity (deficit)	$1,093,425	$928,855	$1,110,353	$843,413	$539,911	$572,521

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

AUDITED CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2023

	Havasu	Hickorybear	Kinlani	Koi	Lakeridge	Lodge
ASSETS
Current assets:
Cash	$15,342	$28,072	$59,888	$-	$20,120	$43,291
Other receivables	-	-	-	-	-	-
Subscription receivables	-	-	-	-	-	-
Prepaid expenses	910	1,119	660	627	433	1,900
Due from (to) third party property manager	(853)	2,790	9,074	3,552	1,855	6,984
Total current assets	15,399	31,982	69,622	4,178	22,408	52,175
Property and equipment, net	1,076,178	777,086	795,691	870,622	604,076	1,116,523
Total assets	$1,091,577	$809,068	$865,313	$874,800	$626,484	$1,168,698

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$11,427	$16,947	$14,881	$9,238	$5,062	$23,590
Accounts payable	-	-	-	-	-	-
Due to (from) related parties, property manager	-	-	-	-	-	-
Due to (from) related parties	(33,323)	21,505	30,335	32,452	8,704	19,371
Total Current liabilities	(21,896)	38,452	45,217	41,690	13,766	42,962
Mortgage payable, net	463,247	-	-	-	276,968	-
Total Liabilities	441,352	38,452	45,217	41,690	290,734	42,962
Members’ equity (deficit)
Members’ capital	771,404	879,519	864,199	921,513	416,841	1,256,491
Accumulated deficit	(121,179)	(108,903)	(44,102)	(88,403)	(81,091)	(130,754)
Total members’ equity (deficit)	650,225	770,616	820,096	833,110	335,750	1,125,737
Total liabilities and members’ equity (deficit)	$1,091,577	$809,068	$865,313	$874,800	$626,484	$1,168,698

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

AUDITED CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2023

	Longbranch	Loop	Mirage	Myrtle	Oasis	Opry
ASSETS
Current assets:
Cash	$53,534	$9,253	$18,754	$25,351	$6,434	$79,528
Other receivables	4,544	-	-	13,544	-	-
Subscription receivables	-	-	-	-	-	-
Prepaid expenses	2,393	572	1,069	1,199	2,215	(1,160)
Due from (to) third party property manager	7,618	-	2,540	-	2,975	2,059
Total current assets	68,089	9,825	22,363	40,094	11,624	80,427
Property and equipment, net	885,977	738,413	625,628	471,283	1,001,312	1,084,771
Total assets	$954,066	$748,239	$647,991	$511,377	$1,012,936	$1,165,198

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$16,090	$8,989	$10,645	$13,710	$9,933	$27,267
Accounts payable	-	-	-	-	-	-
Due to (from) related parties, property manager	-	(642)	-	292	-	-
Due to (from) related parties	19,410	10,288	89,667	705	(3,739)	1,723
Total Current liabilities	35,500	18,636	100,313	14,707	6,194	28,990
Mortgage payable, net	-	-	-	-	477,000	452,568
Total Liabilities	35,500	18,636	100,313	14,707	483,194	481,557
Members’ equity (deficit)
Members’ capital	987,781	806,621	736,827	586,720	596,820	782,606
Accumulated deficit	(69,216)	(77,018)	(189,149)	(90,050)	(67,078)	(98,965)
Total members’ equity (deficit)	918,565	729,603	547,678	496,670	529,741	683,641
Total liabilities and members’ equity (deficit)	$954,066	$748,239	$647,991	$511,377	$1,012,936	$1,165,198

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

AUDITED CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2023

	Orchard	Palm	Pasquin	Pickler	Pointbreak	Regal
ASSETS
Current assets:
Cash	$26,625	$5,917	$18,902	$81,534	$88,877	$55,625
Other receivables	-	-	-	-	-	-
Subscription receivables	-	-	-	-	-	-
Prepaid expenses	495	578	(127)	951	-	831
Due from (to) third party property manager	3,704	5,206	3,958	8,492	-	8,916
Total current assets	30,824	11,701	22,733	90,978	88,877	65,372
Property and equipment, net	605,694	675,110	554,076	1,200,669	416,116	976,538
Total assets	$636,517	$686,810	$576,810	$1,291,646	$504,992	$1,041,910

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$6,038	$5,057	$13,556	$19,106	$4,127	$11,460
Accounts payable	-	-	-	-	25	-
Due to (from) related parties, property manager	-	(1,290)	-	-	1,840	-
Due to (from) related parties	7,394	2,683	16,645	(1,534)	119,508	(48,561)
Total Current liabilities	13,432	6,451	30,201	17,572	125,500	(37,101)
Mortgage payable, net	-	306,381	-	-	153,307	465,500
Total Liabilities	13,432	312,831	30,201	17,572	278,807	428,399
Members’ equity (deficit)
Members’ capital	726,954	548,364	651,803	1,317,242	394,441	669,282
Accumulated deficit	(103,869)	(174,385)	(105,194)	(43,168)	(168,256)	(55,770)
Total members’ equity (deficit)	623,085	373,979	546,609	1,274,074	226,185	613,512
Total liabilities and members’ equity (deficit)	$636,517	$686,810	$576,810	$1,291,646	$504,992	$1,041,910

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

AUDITED CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2023

	Serenity	Smokey	Solstice	Sugarcreek	SuiteSpot	Consolidated
ASSETS
Current assets:
Cash	$78,386	$33,755	$126,133	$5,117	$26,062	$999,076
Other receivables	-	-	-	-	-	18,089
Subscription receivables	-	-	-	-	265,063	265,063
Prepaid expenses	919	643	4,979	387	1,013	35,164
Due from (to) third party property manager	9,874	(315)	(421)	1,199	-	85,254
Total current assets	89,179	34,082	130,691	6,703	292,137	1,402,645
Property and equipment, net	1,144,082	789,208	798,531	462,156	968,831	23,615,866
Total assets	$1,233,261	$823,290	$929,222	$468,859	$1,260,968	$25,018,511

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$19,982	$9,168	$18,613	$3,742	$20,152	$373,587
Accounts payable	-	-	-	-	-	25
Due to (from) related parties, property manager	-	(1,451)	-	551	17,791	15,802
Due to (from) related parties	(25,901)	(434)	13,033	26,992	252,459	656,567
Total Current liabilities	(5,919)	7,284	31,646	31,285	290,402	1,045,981
Mortgage payable, net	483,305	-	-	205,888	-	4,676,389
Total Liabilities	477,386	7,284	31,646	237,172	290,402	5,722,370
Members’ equity (deficit)
Members’ capital	837,324	880,889	926,014	314,294	1,122,891	22,216,701
Accumulated deficit	(81,450)	(64,882)	(28,438)	(82,608)	(152,326)	(2,920,560)
Total members’ equity (deficit)	755,875	816,006	897,576	231,687	970,565	19,296,141
Total liabilities and members’ equity (deficit)	$1,233,261	$823,290	$929,222	$468,859	$1,260,968	$25,018,511

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS)

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Ace	Billingswood	Cactus	Cardinal	Coolbaugh	Hammock

Rental income	$68,791	$10,829	$71,620	$86,311	$24,480	$27,342

Operating expenses:
Depreciation	20,258	28,880	20,761	21,281	18,536	12,511
Insurance	1,468	1,505	1,450	1,889	1,804	12,445
Management fees	10,305	2,166	10,229	12,437	10,309	10,096
Management fees, related party	3,440	541	3,581	4,316	1,224	1,367
Repairs & maintenance	4,688	3,670	5,331	6,746	2,049	7,178
Property taxes	2,835	7,034	5,766	2,517	2,310	2,970
Credit loss expense	-	-	-	-	-	-
Other operating expenses	9,928	24,202	7,907	8,646	6,254	9,127
Total operating expenses	52,921	67,998	55,025	57,831	42,487	55,694

Income (loss) from operations	15,870	(57,169)	16,595	28,480	(18,007)	(28,352)

Other expenses
Interest expenses	14,768	-	18,119	10,468	-	8,000
Total Other income (expense)	14,768	-	18,119	10,468	-	8,000

Net income (loss)	$1,102	$(57,169)	$(1,524)	$18,012	$(18,007)	$(36,352)

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS)

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Havasu	Hickorybear	Kinlani	Koi	Lakeridge	Lodge

Rental income	$19,560	$23,118	$43,471	$67,136	$19,098	$50,902

Operating expenses:
Depreciation	21,467	17,497	17,151	30,739	13,630	25,294
Insurance	1,469	2,043	1,101	1,311	1,113	4,331
Management fees	2,934	4,116	6,521	10,070	3,568	9,544
Management fees, related party	978	1,156	2,174	3,357	955	2,545
Repairs & maintenance	2,792	7,777	3,320	3,920	8,701	8,445
Property taxes	5,778	3,960	4,128	3,714	3,108	5,664
Credit loss expense	-	-	-	-	-	-
Other operating expenses	5,099	12,327	5,809	10,612	6,760	14,774
Total operating expenses	40,516	48,877	40,203	63,723	37,835	70,597

Income (loss) from operations	(20,956)	(25,758)	3,268	3,413	(18,737)	(19,695)

Other expenses
Interest expenses	17,580	-	-	-	10,511	-
Total Other income (expense)	17,580	-	-	-	10,511	-

Net income (loss)	$(38,536)	$(25,758)	$3,268	$3,413	$(29,248)	$(19,695)

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS)

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Longbranch	Loop	Mirage	Myrtle	Oasis	Opry

Rental income	$34,006	$18,625	$28,295	$30,431	$31,440	$21,067

Operating expenses:
Depreciation	21,285	20,241	10,154	13,475	20,514	15,772
Insurance	(340)	1,965	979	2,895	1,238	1,407
Management fees	6,330	-	7,618	-	4,674	3,130
Management fees, related party	1,700	4,656	1,415	7,588	1,647	1,128
Repairs & maintenance	5,118	4,829	4,937	6,192	9,596	3,181
Property taxes	4,102	3,607	3,462	2,226	9,236	6,048
Credit loss expense	-	-	-	-	-	-
Other operating expenses	8,691	15,505	8,616	9,365	6,607	8,391
Total operating expenses	46,885	50,803	37,181	41,741	53,511	39,057

Income (loss) from operations	(12,879)	(32,178)	(8,886)	(11,311)	(22,070)	(17,990)

Other expenses
Interest expenses	-	-	-	-	16,761	19,009
Total Other income (expense)	-	-	-	-	16,761	19,009

Net income (loss)	$(12,879)	$(32,178)	$(8,886)	$(11,311)	$(38,832)	$(36,999)

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS)

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Orchard	Palm	Pasquin	Pickler	Pointbreak	Regal

Rental income	$13,375	$41,151	$20,991	$86,389	$37,494	$25,500

Operating expenses:
Depreciation	16,690	16,322	17,944	29,528	11,008	18,272
Insurance	1,140	10,976	1,319	1,434	5,165	1,729
Management fees	3,491	12,745	9,648	12,942	-	3,825
Management fees, related party	669	2,058	1,050	4,857	8,954	2,550
Repairs & maintenance	8,521	13,166	6,331	3,536	5,356	16,728
Property taxes	3,024	3,438	2,478	6,048	1,098	5,226
Credit loss expense	-	-	-	-	-	-
Other operating expenses	7,462	8,728	11,542	13,974	11,758	25,145
Total operating expenses	40,997	67,433	50,312	72,319	43,337	73,475

Income (loss) from operations	(27,622)	(26,282)	(29,320)	14,070	(5,843)	(47,975)

Other expenses
Interest expenses	-	11,628	-	-	5,290	20,556
Total Other income (expense)	-	11,628	-	-	5,290	20,556

Net income (loss)	$(27,622)	$(37,909)	$(29,320)	$14,070	$(11,133)	$(68,531)

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS)

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Serenity	Smokey	Solstice	Sugarcreek	SuiteSpot	Consolidated

Rental income	$51,541	$21,679	$18,382	$9,555	$79,910	$1,082,489

Operating expenses:
Depreciation	26,493	17,498	18,979	11,608	21,616	555,404
Insurance	1,536	1,870	1,528	966	1,818	69,554
Management fees	7,775	-	3,418	1,755	-	169,645
Management fees, related party	2,577	5,420	919	478	19,977	93,274
Repairs & maintenance	4,164	3,532	3,169	8,896	7,953	179,823
Property taxes	6,024	4,098	3,984	2,310	4,950	121,142
Credit loss expense	-	-	-	-	-	-
Other operating expenses	8,416	23,853	5,437	7,475	13,215	315,623
Total operating expenses	56,985	56,270	37,434	33,488	69,530	1,504,464

Income (loss) from operations	(5,444)	(34,591)	(19,053)	(23,933)	10,380	(421,975)

Other expenses
Interest expenses	18,334	-	-	7,814	-	178,838
Total Other income (expense)	18,334	-	-	7,814	-	178,838

Net income (loss)	$(23,778)	$(34,591)	$(19,053)	$(31,747)	$10,380	$(600,813)

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS)

FOR THE SIX MONTHS ENDED JUNE 30, 2023

	Ace	Billingswood	Cactus	Cardinal	Coolbaugh	Hammock

Total revenue	$60,976	$-	$62,733	$97,879	$747	$44,693

Operating expenses
Depreciation	25,753	1,759	18,601	10,158	1,921	12,516
Insurance	2,602	863	2,586	1,981	463	4,804
Management Fees	12,201	-	12,101	19,336	38	8,766
Repair and maintenance	2,586	22,500	10,339	4,597	42,124	580
Property taxes	5,400	6,304	2,104	3,965	958	3,670
Other operating expenses	10,918	5,750	8,310	16,109	8,200	10,048
Total Operating expenses	59,460	37,176	54,041	56,146	53,704	40,384

Loss from operations	1,516	(37,176)	8,692	41,733	(52,957)	4,309

Other expenses
Other income	-	-	-	-	-	21
Interest expense	(12,333)	-	(16,238)	(8,742)	-	(9,496)
Total other expenses	(12,333)	-	(16,238)	(8,742)	-	(9,475)

Net income (loss)	$(10,817)	$(37,176)	$(7,546)	$32,991	$(52,957)	$(5,166)

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS)

FOR THE SIX MONTHS ENDED JUNE 30, 2023

	Havasu	Hickorybear	Kinlani	Koi	Lakeridge	Lodge

Total revenue	$25,746	$2,092	$9,301	$-	$8,729	$9,722

Operating expenses
Depreciation	19,060	4,936	7,199	8,633	9,348	20,916
Insurance	2,718	1,513	1,135	905	1,748	2,937
Management Fees	4,716	2,982	16,926	-	2,619	5,125
Repair and maintenance	15,432	67,715	17,723	14,579	249	35,243
Property taxes	2,207	5,040	5,250	1,856	3,108	5,665
Other operating expenses	6,584	8,973	5,834	5,950	5,493	13,594
Total Operating expenses	50,717	91,159	54,067	31,923	22,565	83,480

Loss from operations	(24,971)	(89,067)	(44,766)	(31,923)	(13,836)	(73,758)

Other expenses
Other income	-	374	-	-	-	-
Interest expense	(15,435)	(8,254)	(23,941)	-	(9,228)	-
Total other expenses	(15,435)	(7,880)	(23,941)	-	(9,228)	-

Net income (loss)	$(40,406)	$(96,947)	$(68,707)	$(31,923)	$(23,064)	$(73,758)

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS)

FOR THE SIX MONTHS ENDED JUNE 30, 2023

	Longbranch	Loop	Mirage	Myrtle	Oasis	Opry

Total revenue	$3,607	$1,596	$26,155	$4,069	$44,979	$27,887

Operating expenses
Depreciation	4,050	1,489	8,371	4,618	20,514	10,274
Insurance	1,696	758	1,959	1,511	1,976	4,538
Management Fees	23,291	11,381	5,384	2,165	7,577	4,598
Repair and maintenance	35,277	15,950	10,393	69,918	866	57,462
Property taxes	2,214	1,192	5,725	6,278	(2,929)	9,817
Other operating expenses	6,209	5,144	20,264	2,022	15,977	16,874
Total Operating expenses	72,737	35,914	52,096	86,512	43,981	103,563

Loss from operations	(69,130)	(34,318)	(25,941)	(82,443)	998	(75,676)

Other expenses
Other income	-	-	-	-	-	15
Interest expense	-	-	-	-	(16,149)	(16,266)
Total other expenses	-	-	-	-	(16,149)	(16,251)

Net income (loss)	$(69,130)	$(34,318)	$(25,941)	$(82,443)	$(15,151)	$(91,927)

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS)

FOR THE SIX MONTHS ENDED JUNE 30, 2023

	Orchard	Palm	Pasquin	Pickler	Pointbreak	Regal

Total revenue	$9,160	$31,471	$448	$9,747	$21,535	$18,171

Operating expenses
Depreciation	15,606	13,855	3,122	2,460	10,033	10,883
Insurance	1,569	413	1,038	1,251	5,390	2,205
Management Fees	2,480	15,090	89	787	4,168	3,043
Repair and maintenance	(1,722)	37,581	61,035	-	3,587	2,660
Property taxes	549	4,687	3,150	2,017	3,742	14,725
Other operating expenses	6,679	17,262	11,349	3,250	7,873	7,779
Total Operating expenses	25,161	88,888	79,783	9,765	34,793	41,295

Loss from operations	(16,001)	(57,417)	(79,335)	(18)	(13,258)	(23,124)

Other expenses
Other income	-	76	(335)	-	-	90
Interest expense	-	(10,208)	-	-	(7,029)	(17,789)
Total other expenses	-	(10,132)	(335)	-	(7,029)	(17,699)

Net income (loss)	$(16,001)	$(67,549)	$(79,670)	$(18)	$(20,287)	$(40,823)

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS)

FOR THE SIX MONTHS ENDED JUNE 30, 2023

	Serenity	Smokey	Sugarcreek	SuiteSpot	Consolidated

Total revenue	$59,103	$-	$324	$-	$580,870

Operating expenses
Depreciation	20,804	1,670	7,991	-	276,540
Insurance	2,943	601	1,333	-	53,436
Management Fees	35,368	1,501	85	-	201,817
Repair and maintenance	2,930	35,631	10,890	4,358	580,483
Property taxes	2,207	1,365	2,310	825	103,401
Other operating expenses	8,236	6,160	4,309	790	245,940
Total Operating expenses	72,488	46,928	26,918	5,973	1,461,617

Loss from operations	(13,385)	(46,928)	(26,594)	(5,973)	(880,747)

Other expenses
Other income	-	-	-	-	241
Interest expense	(16,302)	-	(6,860)	(1,828)	(196,098)
Total other expenses	(16,302)	-	(6,860)	(1,828)	(195,857)

Net income (loss)	$(29,687)	$(46,928)	$(33,454)	$(7,801)	$(1,076,604)

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT)

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Ace	Billingswood	Cactus	Cardinal	Coolbaugh	Hammock

Balance at January 1, 2024	$624,704	$918,654	$633,528	$480,013	$531,274	$337,382
Issuance of membership units, net of offering costs	(100)	(300)	(1,200)	(650)	(300)	(100)
Deemed contribution from Manager	-	23,130	-	-	6,207	22,235
Distributions	(23,003)	(14,106)	(23,067)	(17,079)	(9,825)	(6,267)
Net income (loss)	1,102	(57,169)	(1,524)	18,012	(18,007)	(36,352)
Balance at June 30, 2024	$602,704	$870,209	$607,737	$480,296	$509,350	$316,897

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT)

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Havasu	Hickorybear	Kinlani	Koi	Lakeridge	Lodge

Balance at January 1, 2024	$650,225	$770,616	$820,096	$833,110	$335,750	$1,125,737
Issuance of membership units, net of offering costs	-	(400)	(300)	-	-	(400)
Deemed contribution from Manager	-	-	-	-	-	-
Distributions	(12,310)	(21,255)	(23,621)	(10,476)	(5,001)	(31,676)
Net income (loss)	(38,536)	(25,758)	3,268	3,413	(29,248)	(19,695)
Balance at June 30, 2024	$599,379	$723,203	$799,443	$826,048	$301,501	$1,073,966

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT)

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Longbranch	Loop	Mirage	Myrtle	Oasis	Opry

Balance at January 1, 2024	$918,565	$729,603	$547,678	$496,670	$529,741	$683,641
Issuance of membership units, net of offering costs	(300)	(400)	(450)	-	-	(700)
Deemed contribution from Manager	-	-	-	1,428	-	-
Distributions	(23,852)	(12,556)	(10,089)	(10,704)	(14,186)	(15,619)
Net income (loss)	(12,879)	(32,178)	(8,886)	(11,311)	(38,832)	(36,999)
Balance at June 30, 2024	$881,534	$684,469	$528,253	$476,083	$476,724	$630,323

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT)

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Orchard	Palm	Pasquin	Pickler	Pointbreak	Regal

Balance at January 1, 2024	$623,085	$373,979	$546,609	$1,274,074	$226,185	$613,512
Issuance of membership units, net of offering costs	(1,050)	(450)	(100)	(300)	(500)	(300)
Deemed contribution from Manager	-	-	-	-	-	-
Distributions	(8,455)	(6,459)	(10,096)	(29,669)	(4,562)	(14,001)
Net income (loss)	(27,622)	(37,909)	(29,320)	14,070	(11,133)	(68,531)
Balance at June 30, 2024	$585,958	$329,161	$507,092	$1,258,175	$209,990	$530,680

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT)

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Serenity	Smokey	Solstice	Sugarcreek	SuiteSpot	Consolidated

Balance at January 1, 2024	$755,875	$816,006	$897,576	$231,687	$970,565	$19,296,141
Issuance of membership units, net of offering costs	(500)	(300)	-	(100)	(100)	(9,300)
Deemed contribution from Manager	-	-	-	-	-	53,000
Distributions	(27,820)	(13,565)	(19,957)	(3,776)	(33,302)	(456,352)
Net income (loss)	(23,778)	(34,591)	(19,053)	(31,747)	10,380	(600,813)
Balance at June 30, 2024	$703,777	$767,550	$858,567	$196,063	$947,543	$18,282,675

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT)

FOR THE SIX MONTHS ENDED JUNE 30, 2023

	Ace	Billingswood	Cactus	Cardinal	Coolbaugh	Hammock

Balance at January 1, 2023	$701,087	$-	$711,258	$520,020	$-	$409,248
Issuance of membership units, net of offering costs	(1,100)	637,921	(300)	(1,100)	653,631	-
Deemed contribution from Manager	-	2,875	-	-	-	-
Distributions	(26,797)	-	(30,438)	(33,905)	(8,559)	(14,764)
Net income (loss)	(10,817)	(37,176)	(7,546)	32,991	(52,957)	(5,166)
Balance at June 30, 2023	$662,374	$603,620	$672,974	$518,007	$592,115	$389,319

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT)

FOR THE SIX MONTHS ENDED JUNE 30, 2023

	Havasu	Hickorybear	Kinlani	Koi	Lakeridge	Lodge

Balance at January 1, 2023	$756,943	$-	$-	$-	$407,374	$(29,867)
Issuance of membership units, net of offering costs	(100)	916,283	897,392	940,513	-	1,303,346
Deemed contribution from Manager	-	453	2,240	-	-	1,984
Distributions	(20,223)	(12,052)	(11,811)	(13,363)	(11,775)	(15,720)
Net income (loss)	(40,406)	(96,947)	(68,707)	(31,923)	(23,064)	(73,758)
Balance at June 30, 2023	$696,215	$807,738	$819,114	$895,227	$372,535	$1,185,986

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT)

FOR THE SIX MONTHS ENDED JUNE 30, 2023

	Longbranch	Loop	Mirage	Myrtle	Oasis	Opry

Balance at January 1, 2023	$-	$-	$607,250	$(2,425)	$599,120	$809,513
Issuance of membership units, net of offering costs	1,029,011	832,486	(100)	591,073	(2,100)	-
Deemed contribution from Manager	-	-	-	917	-	-
Distributions	(13,515)	(10,926)	(13,474)	(6,448)	(13,951)	(13,023)
Net income (loss)	(69,130)	(34,318)	(25,941)	(82,443)	(15,151)	(91,927)
Balance at June 30, 2023	$946,366	$787,243	$567,735	$500,674	$567,918	$704,563

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT)

FOR THE SIX MONTHS ENDED JUNE 30, 2023

	Orchard	Palm	Pasquin	Pickler	Pointbreak	Regal

Balance at January 1, 2023	$677,184	$470,653	$-	$-	$296,115	$(23,922)
Issuance of membership units, net of offering costs	(100)	-	669,458	1,368,811	-	701,045
Deemed contribution from Manager	-	-	-	-	-	-
Distributions	(19,929)	(11,411)	(10,257)	(17,994)	(8,061)	(16,095)
Net income (loss)	(16,001)	(67,549)	(79,670)	(18)	(20,287)	(40,823)
Balance at June 30, 2023	$641,154	$391,693	$579,531	$1,350,799	$267,767	$620,205

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT)

FOR THE SIX MONTHS ENDED JUNE 30, 2023

	Serenity	Smokey	Sugarcreek	SuiteSpot	Consolidated

Balance at January 1, 2023	$856,185	$-	$315,964	$-	$8,081,702
Issuance of membership units, net of offering costs	-	800,763	-	-	11,336,834
Deemed contribution from Manager	-	2,635	-	-	11,105
Distributions	(26,606)	-	(5,944)	-	(387,040)
Net income (loss)	(29,687)	(46,928)	(33,454)	(7,801)	(1,076,602)
Balance at June 30, 2023	$799,892	$756,470	$276,566	$(7,801)	$17,965,999

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Ace	Billingswood	Cactus	Cardinal	Coolbaugh	Hammock

Cash Flows from Operating Activities:
Net income (loss)	$1,102	$(57,169)	$(1,524)	$18,012	$(18,007)	$(36,352)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	20,258	28,880	20,761	21,281	18,536	12,511
Amortization	159	-	1,101	117	-	487
(Increase) Decrease in assets
Other receivables	-	-	-	-	-	-
Due (from) to third party property managers	(2,860)	4,119	(3,581)	(5,102)	(3,905)	(1,979)
Prepaid expenses	(5,877)	(5,157)	-	(4,321)	-	-
Increase (decrease) in liabilities
Accrued expenses	9,862	-	18,072	7,866	5,978	20,990
Accounts payable	100	300	3,631	650	300	100
Due to (from) related parties, property manager	-	4,119	-	-	-	-
Due to (from) related parties	35,597	3,932	(12,633)	(8,676)	(9,197)	(25,038)
Net cash provided by (used in) operating activities	45,560	8,351	9,071	(160)	(2,919)	(3,948)

Cash flows from financing activities
Net proceeds from the issuance of membership units	(100)	(300)	(1,200)	(650)	(300)	(100)
Contributions	-	23,130	-	-	6,207	22,235
Distributions	(23,003)	(14,106)	(23,067)	(17,079)	(9,825)	(6,267)
Net cash provided by (used in) financing activities	(23,103)	8,724	(24,267)	(17,729)	(3,918)	15,868
Net change in cash	22,457	17,075	(15,196)	(17,889)	(6,837)	11,920
Cash at beginning of the period	12,762	5,522	35,462	26,945	10,324	1,561
Cash at end of the period	$35,219	$22,597	$20,267	$9,057	$3,487	$13,481

Cash paid for income taxes	$-	$-	$-	$-	$-	$-
Cash paid for interest expenses	$14,768	$-	$18,119	$10,468	$-	$8,000

Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisition of property	$-	$-	$-	$-	$-	$-
Mortgage payable, net of capitalized loan costs for acquisition of property	$441,000	$-	$440,370	$312,480	$-	$226,800

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Havasu	Hickorybear	Kinlani	Koi	Lakeridge	Lodge

Cash Flows from Operating Activities:
Net income (loss)	$(38,536)	$(25,758)	$3,268	$3,413	$(29,248)	$(19,695)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	21,467	17,497	17,151	30,739	13,630	25,294
Amortization	1,181	-	-	-	706	-
(Increase) Decrease in assets
Other receivables	-	-	-	-	-	-
Due (from) to third party property managers	363	(1,632)	(4,647)	(3,202)	(4,664)	(7,788)
Prepaid expenses	-	-	-	-	-	-
Increase (decrease) in liabilities
Accrued expenses	12,177	13,364	14,068	9,325	10,215	13,652
Accounts payable	2,343	400	300	-	-	400
Due to (from) related parties, property manager	363	-	-	-	-	-
Due to (from) related parties	5,726	231	(14,404)	33,992	(21,961)	16,232
Net cash provided by (used in) operating activities	20,608	13,995	(37)	43,317	(11,746)	30,284

Cash flows from financing activities
Net proceeds from the issuance of membership units	-	(400)	(300)	-	-	(400)
Contributions	-	-	-	-	-	-
Distributions	(12,310)	(21,255)	(23,621)	(10,476)	(5,001)	(31,676)
Net cash provided by (used in) financing activities	(12,310)	(21,655)	(23,921)	(10,476)	(5,001)	(32,076)
Net change in cash	8,298	(7,661)	(23,958)	32,842	(16,747)	(1,792)
Cash at beginning of the period	15,342	28,072	59,888	-	20,120	43,291
Cash at end of the period	$23,640	$20,412	$35,930	$32,842	$3,373	$41,500

Cash paid for income taxes	$-	$-	$-	$-	$-	$-
Cash paid for interest expenses	$17,580	$-	$-	$-	$10,511	$-

Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisition of property	$-	$-	$-	$680,206	$-	$-
Mortgage payable, net of capitalized loan costs for acquisition of property	$472,500	$-	$-	$-	$282,500	$-

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Longbranch	Loop	Mirage	Myrtle	Oasis	Opry

Cash Flows from Operating Activities:
Net income (loss)	$(12,879)	$(32,178)	$(8,886)	$(11,311)	$(38,832)	$(36,999)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	21,285	20,241	10,154	13,475	20,514	15,772
Amortization	-	-	-	-	613	1,155
(Increase) Decrease in assets
Other receivables	(4,544)	-	-	-	-	-
Due (from) to third party property managers	(5,419)	-	1,545	-	(6,786)	(4,264)
Prepaid expenses	(585)	-	(512)	-	(4,601)	-
Increase (decrease) in liabilities
Accrued expenses	14,600	9,831	8,834	8,630	4,331	29,440
Accounts payable	300	400	450	-	-	3,251
Due to (from) related parties, property manager	-	-	1,545	-	-	-
Due to (from) related parties	(18,272)	5,820	(967)	6,775	12,834	(47,989)
Net cash provided by (used in) operating activities	(3,373)	16,051	9,863	15,405	17,165	(15,298)

Cash flows from financing activities
Net proceeds from the issuance of membership units	(300)	(400)	(450)	-	-	(700)
Contributions	-	-	-	1,428	-	-
Distributions	(23,852)	(12,556)	(10,089)	(10,704)	(14,186)	(15,619)
Net cash provided by (used in) financing activities	(24,152)	(12,956)	(10,539)	(9,275)	(14,186)	(16,319)
Net change in cash	(27,525)	3,095	(676)	6,130	2,979	(31,617)
Cash at beginning of the period	53,534	9,253	18,754	25,351	6,434	79,528
Cash at end of the period	$26,009	$12,348	$18,077	$31,480	$9,413	$47,911

Cash paid for income taxes	$-	$-	$-	$-	$-	$-
Cash paid for interest expenses	$-	$-	$-	$-	$16,761	$19,009

Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisition of property	$-	$-	$-	$-	$-	$-
Mortgage payable, net of capitalized loan costs for acquisition of property	$-	$-	$-	$-	$487,500	$462,000

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Orchard	Palm	Pasquin	Pickler	Pointbreak	Regal

Cash Flows from Operating Activities:
Net income (loss)	$(27,622)	$(37,909)	$(29,320)	$14,070	$(11,133)	$(68,531)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	16,690	16,322	17,944	29,528	11,008	18,272
Amortization	-	781	-	-	73	1,188
(Increase) Decrease in assets
Other receivables	-	-	-	-	-	-
Due (from) to third party property managers	(245)	(688)	(2,443)	(4,446)	-	1,000
Prepaid expenses	-	-	-	-	(1,755)	-
Increase (decrease) in liabilities
Accrued expenses	7,796	17,632	5,638	18,102	6,598	14,524
Accounts payable	1,050	2,000	100	300	500	3,067
Due to (from) related parties, property manager	-	-	-	-	(1,761)	1,000
Due to (from) related parties	(17,711)	(5,758)	(8,247)	38,127	(8,190)	673
Net cash provided by (used in) operating activities	(8,865)	13,873	(2,510)	56,529	(2,852)	19,264

Cash flows from financing activities
Net proceeds from the issuance of membership units	(1,050)	(450)	(100)	(300)	(500)	(300)
Contributions	-	-	-	-	-	-
Distributions	(8,455)	(6,459)	(10,096)	(29,669)	(4,562)	(14,001)
Net cash provided by (used in) financing activities	(9,505)	(6,909)	(10,196)	(29,969)	(5,062)	(14,301)
Net change in cash	(18,370)	6,964	(12,706)	26,560	(7,914)	4,963
Cash at beginning of the period	26,625	5,917	18,902	81,534	88,877	55,625
Cash at end of the period	$8,255	$12,881	$6,197	$108,094	$80,962	$60,588

Cash paid for income taxes	$-	$-	$-	$-	$-	$-
Cash paid for interest expenses	$-	$11,628	$-	$-	$5,290	$20,556

Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisition of property	$-	$-	$-	$-	$-	$-
Mortgage payable, net of capitalized loan costs for acquisition of property	$-	$312,500	$-	$-	$157,500	$475,000

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Serenity	Smokey	Solstice	Sugarcreek	SuiteSpot	Consolidated

Cash Flows from Operating Activities:
Net income (loss)	$(23,778)	$(34,591)	$(19,053)	$(31,747)	$10,380	$(600,813)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	26,493	17,498	18,979	11,608	21,616	555,404
Amortization	1,232	-	-	525	-	9,318
(Increase) Decrease in assets
Other receivables	-	-	-	-	-	(4,544)
Due (from) to third party property managers	437	315	(4,750)	2,572	-	(58,053)
Prepaid expenses	-	-	(4,979)	-	(1,013)	(28,799)
Increase (decrease) in liabilities
Accrued expenses	19,455	10,697	12,489	5,853	19,868	349,890
Accounts payable	2,943	1,000	-	1,141	100	25,125
Due to (from) related parties, property manager	437	315	-	2,572	-	8,590
Due to (from) related parties	29,442	(10,131)	(39,564)	(10,807)	16,522	(53,642)
Net cash provided by (used in) operating activities	52,278	1,882	(27,075)	(1,241)	36,491	329,964

Cash flows from financing activities
Net proceeds from the issuance of membership units	(500)	(300)	-	(100)	(100)	(9,300)
Contributions	-	-	-	-	-	53,000
Distributions	(27,820)	(13,565)	(19,957)	(3,776)	(33,302)	(456,352)
Net cash provided by (used in) financing activities	(28,320)	(13,865)	(19,957)	(3,876)	(33,402)	(412,653)
Net change in cash	23,958	(11,984)	(47,032)	(5,117)	3,089	(82,689)
Cash at beginning of the period	78,386	33,755	126,133	5,117	26,062	999,076
Cash at end of the period	$102,344	$21,771	$79,101	$-	$29,150	$916,387

Cash paid for income taxes	$-	$-	$-	$-	$-	$-
Cash paid for interest expenses	$18,334	$-	$-	$7,814	$-	$178,838

Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisition of property	$-	$-	$-	$-	$-	$680,206
Mortgage payable, net of capitalized loan costs for acquisition of property	$492,750	$-	$-	$210,000	$-	$4,772,900

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

	Ace	Billingswood	Cactus	Cardinal	Coolbaugh	Hammock

Cash Flows from Operating Activities:
Net income (loss)	$(10,817)	$(37,176)	$(7,546)	$32,991	$(52,957)	$(5,166)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	25,753	1,759	18,601	10,158	1,921	12,516
Amortization	159	-	1,651	117	-	975
(Increase) Decrease in assets
Prepaid expenses	(5,039)	(1,797)	(2,210)	(3,855)	(1,072)	(2,402)
Due to (from) third party pm	(4,515)	-	(2,753)	(6,674)	(9,907)	(28,334)
Increase (decrease) in liabilities
Accrued expenses	9,997	2,553	30,802	7,538	19,911	14,316
Due to (from) related parties	49,214	22,476	12,545	73,756	18,575	22,766
Net cash provided by (used in) operating activities	64,753	(12,185)	51,090	114,032	(23,529)	14,671
Cash flows from financing activities
Repayments of amounts due to related party	-	(601,835)	-	(94,873)	(586,850)	-
Net proceeds from the issuance of membership units	(1,100)	637,921	(300)	(1,100)	653,631	-
Distributions	26,797	-	30,438	33,905	8,559	14,764
Net cash provided by (used in) financing activities	25,697	36,086	30,138	(62,068)	75,340	14,764
Net change in cash	90,449	23,901	81,228	51,963	51,812	29,435
Cash at beginning of period	-	-	-	-	-	-
Cash at end of period	$90,449	$23,901	$81,228	$51,963	$51,812	$29,435

Cash paid for income taxes	$-	$-	$-	$-	$-	$-
Cash paid for interest expenses	$(12,174)	$-	$(14,587)	$(8,625)	$-	$(8,521)

Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisition of property	$1,046,555	$774,096	$1,048,710	$744,670	$422,472	$543,491
Acquisition of property	$1,046,555	$774,096	$1,048,710	$744,670	$422,472	$543,491
Offering expenses	$(107,122)	$(92,769)	$(104,256)	$(77,472)	$(59,659)	$(64,165)
Deemed contribution from Manager	$425	$2,875	$425	$425	$-	$425

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

	Havasu	Hickorybear	Kinlani	Koi	Lakeridge	Lodge

Cash Flows from Operating Activities:
Net income (loss)	$(40,406)	$(96,947)	$(68,707)	$(31,923)	$(23,064)	$(73,758)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	19,060	4,936	7,199	8,633	9,348	20,916
Amortization	1,378	5,080	6,245	-	824	-
(Increase) Decrease in assets
Prepaid expenses	(2,275)	(3,223)	(1,649)	(1,566)	(1,203)	(4,750)
Due to (from) third party pm	(7,215)	(1,043)	(2,640)	(1,459)	(3,598)	(7,552)
Increase (decrease) in liabilities
Accrued expenses	25,604	19,253	18,328	72,190	17,372	23,976
Due to (from) related parties	125,668	16,079	9,508	16,996	38,473	42,314
Net cash provided by (used in) operating activities	121,814	(55,866)	(31,716)	62,871	38,153	1,146
Cash flows from financing activities
Repayments of amounts due to related party	-	(828,902)	(770,808)	(884,701)	-	(1,229,590)
Net proceeds from the issuance of membership units	(100)	916,283	897,392	940,513	-	1,303,346
Distributions	20,223	12,052	11,811	13,363	11,775	15,720
Net cash provided by (used in) financing activities	20,123	99,432	138,396	69,174	11,775	89,476
Net change in cash	141,936	43,567	106,680	132,046	49,928	90,622
Cash at beginning of period	-	-	-	-	-	-
Cash at end of period	$141,936	$43,567	$106,680	$132,046	$49,928	$90,622

Cash paid for income taxes	$-	$-	$200	$-	$-	$-
Cash paid for interest expenses	$(14,057)	$(3,174)	$(17,696)	$-	$(8,404)	$-

Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisition of property	$1,050,410	$723,953	$750,795	$675,706	$568,498	$1,033,934
Acquisition of property	$1,050,410	$723,953	$750,795	$675,706	$568,498	$1,033,934
Offering expenses	$(109,975)	$(87,527)	$(86,878)	$(87,385)	$(59,691)	$(125,784)
Deemed contribution from Manager	$425	$453	$2,240	$-	$425	$2,409

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

	Longbranch	Loop	Mirage	Myrtle	Oasis	Opry

Cash Flows from Operating Activities:
Net income (loss)	$(69,130)	$(34,318)	$(25,941)	$(82,443)	$(15,151)	$(91,927)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	4,050	1,489	8,371	4,618	20,514	10,274
Amortization	-	-	-	-	-	963
(Increase) Decrease in assets
Prepaid expenses	(6,421)	(1,431)	(1,904)	(2,997)	(3,590)	(377)
Due to (from) third party pm	(2,345)	-	(3,419)	(3,371)	(5,857)	(5,116)
Increase (decrease) in liabilities
Accrued expenses	14,429	14,648	7,604	13,999	7,389	41,937
Due to (from) related parties	13,242	23,719	78,744	24,417	15,860	165,155
Net cash provided by (used in) operating activities	(46,175)	4,107	63,455	(45,777)	19,165	120,908
Cash flows from financing activities
Repayments of amounts due to related party	(932,415)	(767,783)	-	(515,643)	-	-
Net proceeds from the issuance of membership units	1,029,011	832,486	(100)	591,073	(2,100)	-
Distributions	13,515	10,926	13,474	6,448	13,951	13,023
Net cash provided by (used in) financing activities	110,111	75,629	13,374	81,879	11,851	13,023
Net change in cash	63,937	79,736	76,829	36,101	31,016	133,931
Cash at beginning of period	-	-	-	-	-	-
Cash at end of period	$63,937	$79,736	$76,829	$36,101	$31,016	$133,931

Cash paid for income taxes	$-	$-	$-	$-	$255	$2,598
Cash paid for interest expenses	$-	$-	$-	$-	$(16,149)	$(15,304)

Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisition of property	$809,417	$655,045	$620,922	$406,028	$980,017	$1,103,585
Acquisition of property	$809,417	$655,045	$620,922	$406,028	$980,017	$1,103,585
Offering expenses	$(97,279)	$(77,984)	$(72,786)	$(53,717)	$(96,654)	$(109,474)
Deemed contribution from Manager	$-	$-	$425	$1,342	$425	$425

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

	Orchard	Palm	Pasquin	Pickler	Pointbreak	Regal

Cash Flows from Operating Activities:
Net income (loss)	$(16,001)	$(67,549)	$(79,670)	$(18)	$(20,287)	$(40,823)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	15,606	13,855	3,122	2,460	10,033	10,883
Amortization	-	911	-	-	73	1,188
(Increase) Decrease in assets
Prepaid expenses	(1,237)	(578)	(675)	(2,378)	(4,044)	(2,077)
Due to (from) third party pm	-	(24,649)	-	(20,515)	(11,042)	(61,612)
Increase (decrease) in liabilities
Accrued expenses	12,005	23,141	17,762	22,039	3,331	57,233
Due to (from) related parties	16,030	55,086	11,673	2,252	129,331	-
Net cash provided by (used in) operating activities	26,403	218	(47,788)	3,840	107,394	(35,208)
Cash flows from financing activities
Repayments of amounts due to related party	-	-	(575,345)	(1,223,667)	-	(546,663)
Net proceeds from the issuance of membership units	(100)	-	669,458	1,368,811	-	701,045
Distributions	19,929	11,411	10,257	17,994	8,061	16,095
Net cash provided by (used in) financing activities	19,829	11,411	104,371	163,138	8,061	170,477
Net change in cash	46,232	11,629	56,583	166,978	115,455	135,269
Cash at beginning of period	-	-	-	-	-	-
Cash at end of period	$46,232	$11,629	$56,583	$166,978	$115,455	$135,269

Cash paid for income taxes	$-	$-	$-	$-	$-	$-
Cash paid for interest expenses	$-	$(9,297)	$-	$-	$(6,956)	$(16,601)

Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisition of property	$553,474	$623,678	$457,800	$1,082,385	$379,158	$955,753
Acquisition of property	$553,474	$623,678	$457,800	$1,082,385	$379,158	$955,753
Offering expenses	$(68,889)	$(72,013)	$(63,202)	$(130,679)	$(47,295)	$(103,635)
Deemed contribution from Manager	$425	$425	$-	$-	$425	$425

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

	Serenity	Smokey	Sugarcreek	SuiteSpot	Consolidated

Cash Flows from Operating Activities:
Net income (loss)	$(29,687)	$(46,928)	$(33,454)	$(7,801)	$(1,076,604)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	20,804	1,670	7,991	-	276,540
Amortization	1,643	-	613	18	21,836
(Increase) Decrease in assets
Prepaid expenses	(2,347)	(1,606)	(967)	-	(63,670)
Due to (from) third party pm	(5,037)	-	-	-	(218,652)
Increase (decrease) in liabilities					-
Accrued expenses	28,635	7,070	10,706	2,252	546,020
Due to (from) related parties	172,652	-	48,755	29,406	1,234,693
Net cash provided by (used in) operating activities	186,661	(39,794)	33,643	23,875	720,164
Cash flows from financing activities
Repayments of amounts due to related party	-	(714,958)	-	-	(10,274,034)
Net proceeds from the issuance of membership units	-	800,763	-	-	11,336,834
Distributions	26,606	-	5,944	-	387,040
Net cash provided by (used in) financing activities	26,606	85,805	5,944	-	1,449,840
Net change in cash	213,267	46,011	39,587	23,875	2,170,004
Cash at beginning of period	-	-	-	-	-
Cash at end of period	$213,267	$46,011	$39,587	$23,875	$2,170,004

Cash paid for income taxes	$-	$-	$-	$-	$3,052
Cash paid for interest expenses	$(14,659)	$-	$(6,248)	$(1,811)	$(174,262)

Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisition of property	$1,080,270	$734,846	$422,894	$894,625	$21,143,183
Acquisition of property	$1,080,270	$734,846	$422,894	$894,625	$21,143,183
Offering expenses	$(117,302)	$(85,147)	$(44,515)	$-	$(2,303,252)
Deemed contribution from Manager	$425	$2,635	$425	$-	$18,330

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

NOTES TO THE CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

DECEMBER 31, 2023

NOTE 1: NATURE OF OPERATIONS

Arrived STR, LLC is a Delaware Series limited liability company formed on July 11, 2022, under the laws of Delaware. Arrived STR, LLC was formed to permit public investment in individual single family rental homes, each of which will be held by a separate property-owning subsidiary owned by a separate Series of limited liability interests, or “Series,” that Arrived Holdings, Inc. (the “Manager”) established. As a Delaware Series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series, as provided under Delaware law. Principal operations of Arrived STR, LLC and its Series (collectively, the “Company”) did not commence until July 31, 2022.

The following list represents each Arrived STR, LLC’s Series and each Series’ wholly-owned limited liability company (“LLC”), which was used to acquire the Series’ single family rental property, along with the date the Series was formed and the date that the Series’ LLC acquired the single family rental as of June 30, 2024.

SERIES OFFERING TABLE

Series Name	State LLC Name and wholly owned subsidiary of the Series	Date Formed	Acquisition Date
Ace	Arrived AZ Ace, LLC	9/6/2022	9/15/2022
Billingswood	Arrived NY Billingswood, LLC	2/24/2023	4/13/2023
Cactus	Arrived AZ Cactus, LLC	9/13/2022	9/30/2022
Cardinal	Arrived AZ Cardinal, LLC	8/25/2022	9/14/2022
Coolbaugh	Arrived PA Coolbaugh, LLC	2/2/2023	3/31/2023
Hammock	Arrived FL Hammock, LLC	8/29/2022	9/23/2022
Havasu	Arrived AZ Havasu, LLC	10/21/2022	11/17/2022
Hickorybear	Arrived OK Hickorybear, LLC	1/25/2023	2/16/2023
Kinlani	Arrived AZ Kinlani, LLC	1/23/2023	2/14/2023
Koi	Arrived AZ Koi, LLC	2/22/2023	3/29/2023
Lakeridge	Arrived GA Lakeridge, LLC	10/8/2022	11/4/2022
Lodge	Arrived OK Lodge, LLC	11/2/2022	11/21/2022
Longbranch	Arrived OK Longbranch, LLC	2/17/2023	3/29/2023
Loop	Arrived TN Loop, LLC	3/6/2023	4/11/2023
Mirage	Arrived Series Mirage, a series of Arrived STR, LLC	4/7/2023	9/16/2022
Myrtle	Arrived SC Myrtle, LLC	12/2/2022	12/22/2022
Oasis	Arrived TN Oasis, LLC	7/25/2022	8/26/2022
Opry	Arrived TN Opry, LLC	9/19/2022	1/11/2023
Orchard	Arrived GA Orchard, LLC	8/25/2022	9/30/2022
Palm	Arrived FL Palm, LLC	10/10/2022	11/17/2022
Pasquin	Arrived PA Pasquin, LLC	1/23/2023	2/8/2023
Pickler	Arrived AZ Pickler, LLC	3/16/2023	4/5/2023
Pointbreak	Arrived FL Pointbreak, LLC	8/29/2022	9/20/2022
Regal	Arrived TN Regal, LLC	11/21/2022	12/19/2022
Serenity	Arrived AZ Serenity, LLC	9/28/2022	10/20/2022
Smokey	Arrived TN Smokey, LLC	3/10/2023	4/25/2023
Solstice	Arrived MO Solstice, LLC	5/24/2023	7/5/2023
Sugarcreek	Arrived GA Sugarcreek, LLC	10/8/2022	11/2/2022
SuiteSpot	Arrived AZ SuiteSpot, LLC	5/15/2023	5/23/2023

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company and its Series (the “Company”) conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted a calendar year as its fiscal year.

The Company is an emerging growth company as the term is used in The Jumpstart Our Business Startups Act, enacted on April 5, 2012 and has elected to comply with certain reduced public company reporting requirements, however, the Company may adopt accounting standards based on the effective dates for public entities.

In the opinion of management, all adjustments necessary in order to make the financial statements not misleading have been included.

Principles of Consolidation

These consolidated and consolidating financial statements include the accounts of Arrived STR, LLC and the Series listed in Note 1. All inter-company transactions have been eliminated.

Use of Estimates

The preparation of the consolidated and consolidating financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Deferred Offering Costs

The Company complies with the requirements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members’ equity upon the completion of an offering or to expense if the offering is not completed. Offering costs include offering expense reimbursements and sourcing fees as noted below.

Per the operating agreement, the Manager is eligible to receive up to a maximum of 2% of the gross offering proceeds per the Series offering, as reimbursement for offering expenses including legal, accounting, escrow, underwriting, filing and compliance costs, as applicable, related to a specific offering.

Upon completion of an offering, the Series may also be required to pay the Manager sourcing fees as defined in the offering documents. The Manager is responsible for sourcing and analyzing the Series’ property.

Fair Value of Financial Instruments

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of the Company’s financial instruments, such as cash and other current liabilities approximate fair values due to the short-term nature of these instruments. The estimated fair value of the Company’s long-term debt approximates the carrying value due to the interest rates on this debt approximating current market interest rates.

Management Fee

The Manager will receive from a series an annual asset management fee equal to five percent (5%) of the gross revenues applicable to that series, paid out of the series’ net operating rental income.

Property Management Fee

The Company will appoint an affiliate of the manager or a third-party property management company to serve as property manager to manage the property of each series pursuant to a property management agreement. The fee arrangements for each property management company are set forth below:

Misfit Homes LLC

Initially, as compensation for the services provided by the property manager, each series will be charged a property management fee equal to fifteen percent (15%) of all rents and fees as remitted to the series on a monthly basis. Following stabilization, as compensation for the services provided by the property manager, each series will be charged a property management fee equal to fifteen percent (15%) of all rents and fees as remitted to the series on a monthly basis and paid to the property manager pursuant to the property management agreement. Such property management fee will increase to twenty percent (20%) of all rents and fees immediately following the time at which the net operating income of the series in a calendar year exceeds eight percent (8%) of the sum of the purchase price of the series property, the related furniture, fixtures and equipment and any setup costs for such series, each as disclosed below under “Use of Proceeds to the Issuer” for such series.

Old Town Rentals LLC

Initially, as compensation for the services provided by the property manager, each series will be charged a property management fee equal to fifteen percent (15%) of all rents and fees as remitted to the series on a monthly basis. Following stabilization, as compensation for the services provided by the property manager, each series will be charged a property management fee equal to fifteen percent (15%) of all rents and fees as remitted to the series on a monthly basis and paid to the property manager pursuant to the property management agreement. Such property management fee will increase to twenty percent (20%) of all rents and fees immediately following the time at which the net operating income of the series in a calendar year exceeds nine percent (9%) of the sum of the purchase price of the series property, the related furniture, fixtures and equipment and any setup costs for such series, each as disclosed below under “Use of Proceeds to the Issuer” for such series.

Alpha Geek Capital 2 LLC

As compensation for the services provided by the property manager, each series will be charged a property management fee equal to twenty percent (20%) of all rents and fees as remitted to the series on a monthly basis and paid to the property manager pursuant to the property management agreement.

AvantStay, Inc.

As compensation for the services provided by the property manager, each series will be charged a property management fee equal to twenty percent (20%) of all rents and fees as remitted to the series on a monthly basis and paid to the property manager pursuant to the property management agreement.

Arrived Property Manager, LLC

As compensation for the services provided by the affiliated property manager, each series will be charged a property management fee equal to twenty percent (20%) of all rents and fees as remitted to the series on a monthly basis and paid to the property manager pursuant to the property management agreement.

The property manager for each Series is specified in the latest Offering Circular under “The Series Properties Being Offered”.

Furniture, Fixture and Equipment

In addition to the Management Fee, the Series shall pay property manager a one-time fee equal to twenty percent (20%) of out-of-pocket costs for furniture, fixture and equipment (“FF&E Fee”). The Series shall pay property manager the FF&E Fee upon the purchase of such furniture, fixture and equipment.

Property Disposition Fee

Upon the disposition and sale of the Series’ property, the Manager will charge the Series a market rate property disposition fee that will cover property sale expenses such as brokerage commissions, and title, escrow and closing costs. It is expected that the disposition fee charged to the Series will range from six to seven percent of the property sale price. To the extent that the actual property disposition fees are less than the amount charged to the Series, the Manager will receive the difference.

Prepaid and Accrued Expenses

Prepaid expenses consist of prepaid insurance. Accrued expenses include accrued property taxes, aum fees, and interest payable on the Series’ mortgage.

Due From (To) Third-party Property Managers

Due from (to) third-party property managers are uncollateralized obligations due under normal trade terms generally requiring payment within 30 days from the approved prior month financial statements. Due from (to) property managers are presented net of receipts and expenses for the reported month. The Company uses a loss-rate approach based on historical loss information, adjusted for management’s expectations about current and future economic conditions, as the basis to determine expected cash receipts and distributions. Management exercises significant judgment in determining expected credit losses. Key inputs include macroeconomic factors, industry trends, and the creditworthiness of counterparties. Management believes that the composition of receivables at year-end is consistent with historical conditions as credit terms and practices and the property managers have not changed significantly. The Company and Series determined it was not necessary to record an allowance for credit losses as of December 31, 2023.

In September 2023, the Series terminated the property management contract with Roseus Hospitality Group (“Roseus”) and believes the receivables from Roseus were no longer recoverable. As a result of this determination, as of December 31, 2023, the Series wrote off $182,140 of receivables to credit loss expense, which is reflected as a separate line item on the consolidated and consolidating statement of comprehensive income (loss). The Manager has committed to make each affected Series whole by providing capital contributions to each Series in the amount of the credit loss incurred. As of December 31, 2023, the Manager relieved $124,373 of amounts due the Manager from certain Series which was recorded by the Series as a capital contribution and a reduction in due to related party. Additionally, the Manager contributed the remaining balance of $57,767 from May 2024, which consists of $23,130 to Arrived Series Billngswood, $6,207 to Arrived Series Coolbaugh, $22,235 to Arrived Series Hammock, $1,428 to and Arrived Series Myrtle. The Manager will retain the right to collect the receivables from Roseus Hospitality Group if such receivables are repaid to the Series.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. The Serie’s property and equipment includes the cost of the purchased property, including the building and related land. The Company allocates certain capitalized title fees and relevant acquisition expenses to the capitalized costs of the building. All capitalized property costs, except for the value attributable to the land, are depreciated using the straight-line method over the estimated useful life of 27.5 years. Additions and property improvements in excess of $5,000 are capitalized and depreciated using the straight-line method over the estimated useful lives of 5-7 years, while routine repairs and maintenance are charged to expense as incurred. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the consolidated statement of comprehensive income.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate the carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Series did not record any impairment losses on long-lived assets for the six months ended June 30, 2024.

Operating Expenses

The Series is responsible for the costs and expenses attributable to the activities of the Series. The Manager will bear its own expenses of an ordinary nature. If the operating expenses exceed the amount of revenues generated from a Series property and cannot be covered by any operating expense reserves on the balance sheet of the Series, the Manager may (a) pay such operating expenses and not seek reimbursement, in which case the expenses would be recognized by the Series with a credit to contributed capital. (b) loan the amount of the operating expenses to the Series, on which the Manager and its affiliates may impose a reasonable rate of interest and be entitled to reimbursement of such amount from future revenues generated by Series’ property, and/or (c) cause additional interests to be issued in the Series in order to cover such additional amounts.

Revenue Recognition

The Company adopted FASB ASC 606, Revenue from Contracts with Customers, and its related amendments, effective at inception using the modified retrospective transition approach applied to all contracts. There were no cumulative impacts that were made. The Company determines revenue recognition through the following steps:

●	Identification of a contract with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company recognizes rental revenue on a monthly basis when earned.

Comprehensive Income (loss)

The Company follows FASB ASC 220 in reporting comprehensive income (loss). Comprehensive income (loss) is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income (loss). Since the Company has no items of other comprehensive income (loss), comprehensive loss is equal to net loss.

Organizational Costs

In accordance with FASB ASC 720, Organizational Costs, accounting fees, legal fees, and costs of incorporation are expensed as incurred.

Income Taxes

The Company follows FASB ASC 740 when accounting for income taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for temporary differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.  Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.  Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The Series have elected and qualify to be taxed as a C corporation.

Each Series is organized as an LLC for legal purposes and makes a subsequent election with the IRS to be treated as a C corporation for tax purposes. C corporations pay income tax at both the federal and state level. At the Federal level the tax rate is 21%. At the state level income taxes will be based on the tax table for that state. C corporations cannot allocate tax losses directly to shareholders, but under current law, federal losses may be accumulated and carried forward indefinitely and be used to offset up to 80% of taxable income in any future year, thereby reducing the reported taxable income.

Recently Issued and Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company adopted the updates effective July 11, 2022 (date of inception) and the adoption of the standard had no effect on the consolidated and consolidating financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) and has issued subsequent amendments to this guidance. This new standard will replace all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company adopted this standard upon inception, and it did not have a material impact on their consolidated and consolidating financial statements.

In June 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-13, Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, as modified by FASB ASU No. 2019-10 and other subsequently issued related ASUs. The amendments in this Update affect loans, debt securities, trade receivables, and any other financial assets that have the contractual right to receive cash. The ASU requires an entity to recognize expected credit losses rather than incurred losses for financial assets. The amendments in this Update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company adopted this new guidance effective July 11, 2022 (date of inception) utilizing the modified retrospective transition method. The adoption of this standard did not have a material impact on the Company’s consolidated and consolidating financial statements but did change how the allowance for credit losses is determined.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The accompanying consolidated and consolidating financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a lack of liquidity, nominal cash, and has limited operations since inception. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company’s ability to continue as a going concern in the next twelve months from the filing of this Semi-Annual Report is dependent upon their ability to continue to generate cash flow from their rental properties and/or obtain financing from the Manager. However, there are assurances that the Company can continue to generate cash flow from their rental properties or that the Manager will always be in the position to provide funding when needed. The consolidated and consolidating financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: PROPERTY AND EQUIPMENT

Property and equipment, net consists of the following:

June 30, 2024

Series	Building	Land	Property Improvements and Furniture, Fixture & Equipment	Total	Less: Accumulated Depreciation	Property and equipment, net
Ace	$784,055	$262,500	$72,244	$1,118,799	$(66,662)	$1,052,136
Billingswood	580,572	193,524	175,045	949,141	(47,121)	902,020
Cactus	786,585	262,125	64,590	1,113,300	(65,498)	1,047,802
Cardinal	558,670	186,000	111,239	855,909	(66,355)	789,554
Coolbaugh	316,854	105,618	127,756	550,228	(39,236)	510,992
Hammock	408,491	135,000	50,840	594,331	(41,767)	552,564
Havasu	787,910	262,500	73,443	1,123,853	(63,042)	1,060,811
Hickorybear	542,965	180,988	75,189	799,143	(39,554)	759,589
Kinlani	563,096	187,699	69,134	819,929	(41,389)	778,540
Koi	506,779	168,926	221,186	896,892	(49,879)	847,013
Lakeridge	427,248	141,250	62,470	630,968	(40,522)	590,446
Lodge	776,434	257,500	129,892	1,163,826	(72,596)	1,091,230
Longbranch	607,063	202,354	101,524	910,941	(46,249)	864,692
Loop	491,284	163,761	101,804	756,849	(38,676)	718,173
Mirage	474,155	157,250	17,235	648,640	(33,165)	615,475
Myrtle	304,778	101,250	84,351	490,379	(32,571)	457,808
Oasis	735,013	245,004	71,498	1,051,515	(70,716)	980,798
Opry	827,688	275,896	7,232	1,110,817	(41,818)	1,068,999
Orchard	415,974	137,500	91,267	644,741	(55,737)	589,004
Palm	467,428	156,250	81,753	705,432	(46,644)	658,787
Pasquin	343,350	114,450	117,008	574,808	(38,675)	536,133
Pickler	811,789	270,596	147,682	1,230,067	(58,926)	1,171,141
Pointbreak	285,408	93,750	69,277	448,435	(34,185)	414,250
Regal	718,253	237,500	58,793	1,014,546	(46,280)	968,266
Serenity	806,520	273,750	118,291	1,198,561	(80,972)	1,117,589
Smokey	551,134	183,711	74,777	809,622	(37,913)	771,709
Solstice	543,583	181,194	92,045	816,822	(30,763)	786,059
Sugarcreek	317,894	105,000	58,281	481,174	(30,626)	450,548
SuiteSpot	670,968	223,656	102,519	997,143	(41,579)	955,564

	$16,411,939	$5,466,504	$2,628,364	$24,506,808	$(1,399,117)	$23,107,692

June 30, 2023

Series Name	Building	Land	Property Improvements and Furniture, Fixture & Equipment	Total	Less: Accumulated Depreciation	Property and equipment, net
Ace	784055	$262,500	$72,244	$1,118,799	$(31,664)	$1,087,135
Billingswood	580572	193,524	127,500	901,596	(1,759)	899,837
Cactus	786585	262,125	42,997	1,091,707	(25,416)	1,066,290
Cardinal	558670	186,000	104,500	849,170	(13,544)	835,627
Coolbaugh	316854	105,618	129,756	552,228	(1,920)	550,307
Hammock	408490.5	135,000	50,840	594,331	(16,744)	577,586
Havasu	787910	262,500	67,343	1,117,753	(19,849)	1,097,904
Hickorybear	542964.83	180,988	66,930	790,883	(4,936)	785,947
Kinlani	563096.25	187,699	62,384	813,179	(7,199)	805,980
Koi	506779.31	168,926	166,840	842,546	(8,633)	833,913
Lakeridge	427247.5	141,250	60,737	629,234	(9,611)	619,623
Lodge	776434	257,500	129,892	1,163,826	(22,218)	1,141,608
Longbranch	607062.83	202,354	92,166	901,583	(4,049)	897,534
Loop	491283.75	163,761	68,693	723,738	(1,489)	722,249
Mirage	463671.67	157,250	17,235	638,157	(11,241)	626,916
Myrtle	304777.5	101,250	89,363	495,391	(4,618)	490,773
Oasis	735012.62	245,004	71,498	1,051,515	(29,689)	1,021,825
Opry	827688.38	275,896	7,232	1,110,817	(10,274)	1,100,543
Orchard	415974	137,500	80,382	633,856	(23,083)	610,773
Palm	467428.1	156,250	74,477	698,156	(13,999)	684,156
Pasquin	343350.19	114,450	97,008	554,808	(3,121)	551,687
Pickler	811788.75	270,596	111,420	1,193,805	(2,460)	1,191,345
Pointbreak	285408	93,750	52,786	431,944	(12,720)	419,225
Regal	718253	237,500	-	955,753	(10,883)	944,870
Serenity	806520	273,750	118,291	1,198,561	(24,788)	1,173,772
Smokey	551134.16	183,711	74,777	809,622	(1,670)	807,952
Sugarcreek	317893.5	105,000	44,234	467,127	(8,347)	458,781
SuiteSpot	670968.45	223,656	13,312	907,936	-	907,936

	$15,857,873	$5,285,310	$2,094,835	$23,238,018	$(325,924)	$22,912,094

Depreciation expense was $557,947 and $276,540 for the six months ended June 30, 2024 and 2023, respectively.

NOTE 5: MORTGAGE PAYABLE, NET

The following is a summary of the mortgages by each Series during the six months ended June 30, 2024 and 2023:

June 30, 2024

Series	Lender	Address	Mortgage Principal	Cash/Financing	Term (years)	Interest Only Period (years)	Interest Rate
Ace	Certain Lending	14249 N. 49th Street, Scottsdale, AZ 85254	$441,000	Term	30	7	6.625%
Cactus	Arrived Holding	5108 E Janice Way, Scottsdale, AZ 85254	440,370	Term	30	5	6.625%
Cardinal	Certain Lending	6085 North 85th Avenue, Glendale, AZ 85305	312,480	Term	30	7	6.625%
Hammock	Private Lender	10736 Frances Lane, Largo, FL 33774	226,800	Term	30	5	6.625%
Havasu	Certain Lending	520 Jones Drive, Havasu City, AZ 86406	472,500	Term	30	5	5.950%
Lakeridge	Arrived Short Term Notes, LLC	105 Lake Ridge Drive, Blue Ridge, GA 30513	282,500	Term	30	5	5.950%
Oasis	Certain Lending	964 Youngs Lane, Nashville, TN 37207	487,500	Term	30	7	6.625%
Opry	Arrived Holding	3226 Charlotte Avenue, Nashville, TN 37209	462,000	Term	30	5	6.625%
Palm	Arrived Holding	2299 Kentucky Street, West Palm Beach, FL 33406	312,500	Term	30	5	5.950%
Pointbreak	Certain Lending	6410 Sunset Avenue #A & #B, Panama City, FL 32408	157,500	Term	30	7	6.625%
Regal	Arrived Short Term Notes, LLC	2635 King Hollow Road, Sevierville, TN 37876	475,000	Term	30	5	6.990%
Serenity	Arrived Short Term Notes, LLC	32 San Patricio Dr, Sedona, AZ 86336	492,750	Term	30	5	5.950%
Sugarcreek	Arrived Holding	555 Sugar Creek Road, Blue Ridge, GA 30513	210,000	Term	30	5	5.950%

		Subtotal	$4,772,900

June 30, 2023

Series	Lender	Address	Mortgage Principal	Financing Strategy	Term	Interest Only Period	Interest Rate
Ace	Certain Lending	14249 N. 49th Street, Scottsdale, AZ 85254	$441,000	Term	30	7	6.625%
Cactus	Arrived Holdings	101 Coolbaugh Road, East Stroudsburg, PA 18302	440,370	Term	30	5	0.06625
Cardinal	Certain Lending	520 Jones Drive, Havasu City, AZ 86406	312,480	Term	30	7	0.06625
Hammock	Private Lender	105 Lake Ridge Drive, Blue Ridge, GA 30513	226,800	Term	30	5	0.06625
Havasu	Certain Lending	2105 Pine Hills Road, Broken Bow, OK 74728	472,500	Term	30	5	0.0595
Lakeridge	Arrived Holdings	105 Lake Ridge Drive, Blue Ridge, GA 30513	282,500	Term	30	5	0.0595
Oasis	Term	964 Youngs Lane, Nashville, TN 37207	487,500	Term	30	7	0.06625
Opry	Arrived Holdings	3226 Charlotte Avenue, Nashville, TN 37209	462,000	Term	30	5	0.06625
Palm	Arrived Holdings	2299 Kentucky Street, West Palm Beach, FL 33406	312,500	Term	30	5	0.0595
Pointbreak	Certain Lending	6410 Sunset Avenue #A & #B, Panama City, FL 32408	157,500	Cash		7
Regal	Arrived Holdings	2635 King Hollow Road, Sevierville, TN 37876	475,000	Term	30	5	0.0699
Serenity	Arrived Holdings	32 San Patricio Dr, Sedona, AZ 86336	492,750	Term	30	5	0.0595
Sugarcreek	Arrived Holdings	555 Sugar Creek Road, Blue Ridge, GA 30513	210,000	Term	30	5	0.0595
SuiteSpot	Cash no Lender	8133 E Osborn Road, Scottsdale, AZ 85251	630,000	Cash

			$5,402,900

The mortgages are secured by each Series’ property. As of June 30, 2024 and 2023 the entire principal of the mortgage loans remained outstanding, with maturities dates in excess of one year and thus reflected as non-current liabilities on the consolidated and consolidating balance sheets.

Loan fees incurred in connection with the mortgages were capitalized as a debt discount and are being amortized to interest expenses over the life of the loan. During the six months ended June 30, 2024, the Company recorded amortization of loan fees of $9,318. As of June 30, 2024 and 2023 mortgage payable, net of unamortized loan fees of $115,983 and $122,283 was $ 4,685,707 and $5,291,303.

NOTE 6: MEMBERS EQUITY (DEFICIT)

Each Series is managed by Arrived Holdings, Inc., a Delaware corporation and managing member of the Company (the “Manager”). Pursuant to the terms of the operating agreement, the Manager will provide certain management and advisory services, as well as management team and appropriate support personnel to the Series.

The Manager will be responsible for directing the management of Series’ business and affairs, managing the day-to-day affairs, and implementing the Series’ investment strategy. The Manager has a unilateral ability to amend the operating agreement and the allocation policy in certain circumstances without the consent of the investors. The investors only have limited voting rights with respect to the Series.

The Manager has sole discretion in determining what distributions, if any, are made to interest holders except as otherwise limited by law or the operating agreement. The Series expects the Manager to make distributions on a quarterly basis. However, the Manager may change the timing of distributions or determine that no distributions shall be made, in its sole discretion.

Membership Interests

During the six months ended June 30, 2024 and 2023, the Series closed on its public offerings for net proceeds of $23,005,621 and $20,470,830, respectively. The following table includes a summary of the public offerings by each Series.

June 30, 2024
Series Name	# of Units Issued	Net cumulative proceeds from the issuance of membership units	Net cumulative issuance expense (1%)	Net cumulative offering expense (2%)
Ace	89,153	$784,409	$8,840	$19,592
Billingswood	111,979	1,023,124	11,204	22,412
Cactus	89,292	788,665	8,856	17,910
Cardinal	66,233	584,862	6,588	14,544
Coolbaugh	71,169	652,031	7,133	14,266
Hammock	61,432	550,153	6,083	13,182
Havasu	91,863	808,653	9,096	19,459
Hickorybear	100,231	914,783	10,049	20,098
Kinlani	98,397	897,092	9,843	19,685
Koi	102,740	940,013	10,277	20,568
Lakeridge	49,033	430,640	4,855	10,396
Lodge	142,658	1,300,796	14,291	28,583
Longbranch	112,529	1,028,011	11,263	22,526
Loop	90,947	831,486	9,105	18,219
Mirage	84,072	767,930	8,379	16,927
Myrtle	64,479	591,073	6,449	12,898
Oasis	73,115	634,493	7,263	16,281
Opry	92,908	819,606	9,298	18,596
Orchard	82,840	759,508	8,243	16,656
Palm	63,289	560,874	6,271	13,312
Pasquin	73,156	668,358	7,327	14,705
Pickler	149,859	1,367,911	14,995	29,994
Pointbreak	44,682	399,520	4,441	9,624
Regal	80,438	700,745	8,048	17,087
Serenity	102,224	904,936	10,126	21,586
Smokey	98,275	896,632	9,831	19,678
Solstice	102,874	939,388	10,287	20,575
Sugarcreek	37,016	325,648	3,676	7,859
SuiteSpot	124,251	1,134,282	12,426	24,832

Subtotal	2,551,132	$23,005,621	$254,541	$522,050

June 30, 2023
Series	# of Units Issued	Net cumulative proceeds from the issuance of membership units	Net cumulative issuance expense (1%)	Net cumulative offering expense (2%)
Ace	78,461	$784,609	$8,840	$19,592
Billingswood	63,792	637,921	7,307	22,412
Cactus	78,986	789,865	8,856	17,910
Cardinal	58,681	586,812	6,588	14,544
Coolbaugh	65,363	653,631	7,133	14,266
Hammock	55,025	550,253	6,083	13,182
Havasu	80,865	808,653	9,096	19,459
Hickorybear	91,628	916,283	10,049	20,098
Kinlani	89,739	897,392	9,843	19,685
Koi	94,051	940,513	10,277	20,568
Lakeridge	43,064	430,640	4,855	10,396
Lodge	130,335	1,303,346	14,291	28,583
Longbranch	102,901	1,029,011	11,263	22,526
Loop	83,249	832,486	9,105	18,219
Mirage	76,838	768,380	8,379	16,927
Myrtle	59,107	591,073	6,449	12,898
Oasis	63,479	634,793	7,263	16,281
Opry	82,031	820,306	9,298	18,596
Orchard	76,101	761,008	8,243	16,656
Palm	56,132	561,324	6,271	13,312
Pasquin	66,946	669,458	7,327	14,705
Pickler	136,881	1,368,811	14,995	29,994
Pointbreak	40,027	400,270	4,441	9,624
Regal	70,105	701,045	8,048	17,087
Serenity	90,544	905,436	10,126	21,586
Smokey	80,076	800,763	8,859	19,678
Sugarcreek	32,675	326,748	3,676	7,859
SuiteSpot	-	-	-	-

Subtotal	2,047,083	$20,470,830	$226,959	$476,643

In connection with the public offering, each Series incurred brokerage fees of 1% of gross proceeds, which is paid directly to the broker as a deduction from gross proceeds. For the six months ended June 30, 2024 and 2023, in accordance with the operating agreement, the Manager receives reimbursements for out-of-pocket expenses, up to 2% of gross proceeds from membership interest issuance which amounted to $522,050 and $215,924, reimbursements for sourcing fees, also per the agreement, can reach up to 5% of the purchase price which amounted to $1,094,310 and $539,360; reimbursements for financing and holding expenses up to 4.5% of the purchase price which amounted to $634,800 and $370,840.

Distributions

For the period ended June 30, 2024 and June 30, 2023, the following tables reflects the distribution by Series respectively, made distributions to the investors of the respective Series totaling $456,352 and $387,040, respectively, which were recorded as reductions to members’ capital.

Series	June 30, 2024	June 30, 2023
Ace	$23,003	$26,797
Billingswood	14,106	-
Cactus	23,067	30,438
Cardinal	17,079	33,905
Coolbaugh	9,825	8,559
Hammock	6,267	14,764
Havasu	12,310	20,223
Hickorybear	21,255	12,052
Kinlani	23,621	11,811
Koi	10,476	13,363
Lakeridge	5,001	11,775
Lodge	31,676	15,720
Longbranch	23,852	13,515
Loop	12,556	10,926
Mirage	10,089	13,474
Myrtle	10,704	6,448
Oasis	14,186	13,951
Opry	15,619	13,023
Orchard	8,455	19,929
Palm	6,459	11,411
Pasquin	10,096	10,257
Pickler	29,669	17,994
Pointbreak	4,562	8,061
Regal	14,001	16,095
Serenity	27,820	26,606
Smokey	13,565	-
Solstice	19,957	-
Sugarcreek	3,776	5,944
SuiteSpot	33,302	-

	$456,352	$387,040

NOTE 7: RELATED PARTY TRANSACTIONS

The Series’ Manager, Arrived Holdings, Inc., is a managing member with common management of the Series.

Due from (to) Related Party

The Series enters into various transactions with the Manager and affiliates of the Manager in the normal course of operating and financing activities. As of June 30, 2024, certain Series owed an aggregate of $773,838, including the initial funding for the certain properties’ purchases and operational activities. As of June 30, 2024 certain Series were owed an aggregate of $1,761 from the Manager.

Deemed Contributions

For the six months ended June 30, 2024 and 2023, certain Series received deemed contributions from the Manager totaling $53,000 and $11,105, respectively, in exchange for forgiveness of amounts previously due.

Management Compensation

The following tables reflect the total management compensation paid by each Series for the six months ended June 30, 2024 and 2023:

June 30, 2024

Series	Sourcing fees	Financing and holding expenses	Offering expenses	Asset management fee	Reimbursements of acquisition expenses	Property management fee, related party
Ace	$52,500	$26,190	$19,592	$3,440	$-	$-
Billingswood	38,750	24,300	22,412	541	-	-
Cactus	52,420	25,070	17,910	3,581	-	-
Cardinal	37,200	19,140	14,544	4,316	-	-
Coolbaugh	21,000	17,260	14,266	1,224	-	-
Hammock	27,000	17,900	13,182	1,367	-	-
Havasu	52,500	28,920	19,459	978	-	-
Hickorybear	36,000	21,380	20,098	1,156	-	-
Kinlani	37,500	19,850	19,685	2,174	-	-
Koi	33,750	22,790	20,568	3,357	-	-
Lakeridge	28,250	16,190	10,396	955	-	-
Lodge	51,500	31,410	28,583	2,545	-	-
Longbranch	40,250	23,240	22,526	1,700	-	-
Loop	32,500	18,160	18,219	931	-	3,725
Mirage	31,490	15,990	16,927	1,415	-	-
Myrtle	20,250	14,120	12,898	1,522	-	6,066
Oasis	48,750	24,360	16,281	1,647	-	-
Opry	55,000	26,580	18,596	1,128	-	-
Orchard	27,500	16,490	16,656	669	-	-
Palm	31,250	21,180	13,312	2,058	-	-
Pasquin	22,500	18,670	14,705	1,050	-	-
Pickler	55,000	30,690	29,994	4,857	-	-
Pointbreak	19,750	13,480	9,624	1,875	-	7,079
Regal	47,500	31,000	17,087	1,275	-	1,275
Serenity	54,750	30,840	21,586	2,577	-	-
Smokey	37,250	19,360	19,678	1,084	-	4,336
Solstice	36,200	22,290	20,575	919	-	-
Sugarcreek	21,000	11,980	7,859	478	-	-
SuiteSpot	45,000	25,970	24,832	3,996	-	15,982

Subtotal	$1,094,310	$634,800	$522,050	$54,811	$-	$38,463

June 30, 2023

Series	Sourcing fees	Financing and holding expenses	Offering expenses	Asset management fee	Reimbursements of acquisition expenses	Property management fee, related party
Ace	$52,500	$26,190	$19,592	$693	$-	$-
Cactus	52,420	25,070	17,910	304	-	-
Cardinal	37,200	19,140	14,544	737	-	-
Hammock	27,000	17,900	13,182	535	-	-
Havasu	52,500	28,920	19,459	315	-	-
Lakeridge	28,250	16,190	10,396	155	-	-
Lodge	-	31,410	-	-	-	-
Mirage	31,490	15,990	16,927	945	-	-
Myrtle	-	14,120	-	-	-	-
Oasis	48,750	24,360	16,281	848	-	-
Orchard	27,500	16,490	16,656	825	-	-
Opry	55,000	26,580	18,596	-	-	-
Palm	31,250	21,180	13,312	172	-	-
Pointbreak	19,750	13,480	9,624	391	-	-
Regal	-	31,000	-	261	-	-
Serenity	54,750	30,840	21,586	329	-	-
Sugarcreek	21,000	11,980	7,859	116	-	-

Subtotal	$539,360	$370,840	$215,924	$6,625	$-	$-

NOTE 8: SUBSEQUENT EVENTS

In reference to the Due From (To) Third-Party Property Managers note above, the Manager contributed the remaining balance of $4,767 to Arrived Series Palm in July 2024.

Following June 30, 2024, the following Series’ mortgages were transferred from Arrived Holdings, Inc. to Arrived Short Term Notes, LLC, an affiliate of the Manager and Arrived Holdings, Inc. No changes to the terms and conditions of such mortgages were made as a result of the transfers and the transfers have no impact on the Series’ obligations under the original loan agreement.

Arrived Series Opry, initially held by Arrived Holdings, Inc., with a loan amount of $145,000 and an interest rate of 5.950%.

Arrived Series Sugarcreek, initially held by Arrived Holdings, Inc., with a loan amount of $107,500 and an interest rate of 6.625%.

Arrived Series Havasu, initially held by Arrived Holdings, Inc., with a loan amount of $157,500 and an interest rate of 6.625%.

Arrived Series Palm, initially held by Arrived Holdings, Inc., with a loan amount of $157,500 and an interest rate of 6.625%.

Following June 30, 2024, the mortgage for Arrived Series Hammock, originally held by a private lender, was acquired by Arrived Short Term Notes, LLC, with a loan amount of $226,800 and an interest rate of 6.625%. No changes to the terms or conditions of the loan were made, and the purchase does not impact the Series’ obligations under the original loan agreement.

ITEM 4. EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation of Arrived STR, LLC
2.2*	Limited Liability Company Agreement of Arrived STR, LLC
3.1*	Form of Series Designation of Arrived Series [*], a series of Arrived STR, LLC
4.1*	Form of Subscription Agreement of Arrived Series [*], a series of Arrived STR, LLC
6.1*	Broker Dealer Agreement, dated July 26, 2022, between Arrived STR, LLC and Dalmore Group, LLC
6.2*	Transfer Agency and Registrar Services Agreement, dated July 27, 2022, between Arrived STR, LLC and Colonial Stock Transfer Company, Inc.
6.3*	Form of Promissory Note
6.4*	Form of Property Management Agreement, dated [*], 202[*], between Misfit Homes LLC and Arrived Series [*], a series of Arrived STR, LLC
6.5*	Software and Services License Agreement, dated [*], 202[*], by and between North Capital Investment Technology, Inc. and Arrived Holdings, Inc.
6.6*	Purchase and Sale Agreement dated July 19, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Oasis property
6.6.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Oasis dated July 25, 2022 for Arrived Series Oasis property
6.7*	Purchase and Sale Agreement dated August 17, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Ace property
6.7.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Ace dated August 26, 2022 for Arrived Series Ace property
6.7.2*	Counteroffer to Offer dated August 18, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Ace Property
6.7.3*	Addendum to Purchase and Sale Agreement dated August 23, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Ace Property
6.8*	Purchase and Sale Agreement dated August 15, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Cardinal property
6.8.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Cardinal dated August 26, 2022 for Arrived Series Cardinal property
6.9*	Purchase and Sale Agreement dated August 23, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Hammock property
6.9.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Hammock dated August 30, 2022 for Arrived Series Hammock property
6.10*	Purchase and Sale Agreement dated August 10, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Mirage property
6.10.1*	Counteroffer to Offer dated August 15, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Mirage Property
6.11*	Purchase and Sale Agreement dated August 23, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Orchard property
6.11.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Orchard dated August 26, 2022 for Arrived Series Orchard property
6.11.2*	Addendum to Purchase and Sale Agreement dated August 23, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Orchard Property
6.12*	Purchase and Sale Agreement dated August 11, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Pointbreak property
6.12.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Pointbreak dated August 30, 2022 for Arrived Series Pointbreak property
6.12.2*	Addendum to Purchase and Sale Agreement dated September 28, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Pointbreak Property
6.13*	Form of Property Management Agreement, dated [*], 202[*], between Old Town Rentals LLC and Arrived Series [*], a series of Arrived STR, LLC

6.14*	Form of Property Management Agreement, dated [*], 202[*], between Roseus Hospitality Group LLC and Arrived Series [*], a series of Arrived STR, LLC
6.15*	Form of Property Management Agreement, dated [*], 202[*], between Southern Comfort Cabin Rentals, LLC and Arrived Series [*], a series of Arrived STR, LLC
6.16*	Form of Property Management Agreement, dated [*], 202[*], between Alpha Geek Capital 2 LLC and Arrived Series [*], a series of Arrived STR, LLC
6.17*	Purchase and Sale Agreement dated September 9, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Cactus property
6.17.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Cactus dated September 13, 2022 for Arrived Series Cactus property
6.17.2*	Counteroffer to Offer dated September 10, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Cactus Property
6.18*	Purchase and Sale Agreement dated August 18, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Opry property
6.18.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Opry dated September 19, 2022 for Arrived Series Opry property
6.19*	Purchase and Sale Agreement dated October 4, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Lakeridge property
6.19.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Lakeridge dated October 8, 2022 for Arrived Series Lakeridge property
6.20*	Purchase and Sale Agreement dated October 7, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Palm property
6.20.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Palm dated September 13, 2022 for Arrived Series Palm property
6.20.2*	Addendum to Purchase and Sale Agreement dated September 23, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Palm Property
6.21*	Purchase and Sale Agreement dated September 9, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Serenity property
6.21.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Serenity dated September 28, 2022 for Arrived Series Serenity property
6.21.2*	Addendum to Purchase and Sale Agreement dated September 24, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Serenity Property
6.21.3*	Addendum to Purchase and Sale Agreement dated September 24, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Serenity Property
6.22*	Purchase and Sale Agreement dated October 6, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Sugarcreek property
6.22.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Sugarcreek dated October 8, 2022 for Arrived Series Sugarcreek property
6.23*	Purchase and Sale Agreement dated October 18, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Havasu property
6.23.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Havasu dated October 19, 2022 for Arrived Series Havasu property
6.24*	Form of Property Management Agreement, dated [*], 202[*], between AvantStay, Inc. and Arrived Series [*], a series of Arrived STR, LLC
6.25*	Purchase and Sale Agreement dated November 18, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Regal property
6.25.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Regal dated November 29, 2022 for Arrived Series Regal property
6.26*	Purchase and Sale Agreement dated October 28, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Lodge property
6.26.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Lodge dated November 10, 2022 for Arrived Series Lodge property
6.27*	Form of Property Management Agreement, dated [*], 202[*], between Cabins in Broken Bow and Arrived Series [*], a series of Arrived STR, LLC
6.26*	Purchase and Sale Agreement dated January 14, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Hickorybear property
6.26.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Hickorybear dated January 25, 2023 for Arrived Series Hickorybear property
6.26.2*	Addendum to Purchase and Sale Agreement dated January 12, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Hickorybear Property
6.27*	Purchase and Sale Agreement dated January 16, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Kinlani property
6.27.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Kinlani dated January 23, 2023 for Arrived Series Kinlani property
6.28*	Purchase and Sale Agreement dated January 20, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Myrtle property
6.28.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Myrtle dated January 20, 2022 for Arrived Series Myrtle property
6.28.2*	Addendum to Purchase and Sale Agreement dated December 3, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Myrtle Property
6.29*	Purchase and Sale Agreement dated January 11, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Pasquin property

6.29.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Pasquin dated January 23, 2023 for Arrived Series Pasquin property
6.29.2*	Addendum to Purchase and Sale Agreement dated January 10, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Pasquin Property
6.30*	Purchase and Sale Agreement dated January 19, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Coolbaugh property
6.30.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Coolbaugh dated February 3, 2023 for Arrived Series Coolbaugh property
6.31*	Purchase and Sale Agreement dated February 10, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Koi property
6.31.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Koi dated February 22, 2023 for Arrived Series Koi property
6.31.2*	Counteroffer to Offer dated February 15, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Koi Property
6.32*	Purchase and Sale Agreement dated February 10, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Longbranch property
6.32.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Longbranch dated February 22, 2023 for Arrived Series Longbranch property
6.33*	Purchase and Sale Agreement dated March 4, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Loop property
6.33.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Loop dated March 6, 2023 for Arrived Series Loop property
6.33.2*	Addendum to Purchase and Sale Agreement dated March 5, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Loop Property
6.33.4*	Counteroffer to Offer dated March 5, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Loop Property
6.34*	Purchase and Sale Agreement dated March 9, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Pickler property
6.34.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Pickler dated March 16, 2023 for Arrived Series Pickler property
6.35*	Purchase and Sale Agreement dated February 10, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Billingswood property
6.35.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Billingswood dated February 24, 2023 for Arrived Series Billingswood property
6.36*	Purchase and Sale Agreement dated March 3, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Smokey property
6.36.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Smokey dated March 10, 2023 for Arrived Series Smokey property
6.36.2*	Counteroffer to Offer dated March 8, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Smokey Property
6.37*	Purchase and Sale Agreement dated May 24, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Solstice property
6.37.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Solstice dated May 24, 2023 for Arrived Series Solstice property
6.38*	Purchase and Sale Agreement dated April 30, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series SuiteSpot property
6.38.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series SuiteSpot dated May 15, 2023 for Arrived Series SuiteSpot property
6.39*	Form of Property Management Agreement, dated [*], 202[*], between Arrived Property Manager, LLC and Arrived Series [*], a series of Arrived STR, LLC
8.1*	Form of Escrow Agreement, dated [*], 202[*], by and among North Capital Private Securities Corporation, Arrived Holdings, Inc. and Arrived Series [*], a series of Arrived STR, LLC

*	Previously Filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARRIVED STR, LLC

By:	Arrived Holdings, Inc., its managing member

By:	/s/ Ryan Frazier
	Name:	Ryan Frazier
	Title:	Chief Executive Officer
	Date:	September 30, 2024

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

SIGNATURE		TITLE	DATE

/s/ Ryan Frazier		Chief Executive Officer of Arrived Holdings, Inc.	September 30, 2024
Ryan Frazier		(principal executive officer) Chief Executive Officer and Director of Arrived STR, LLC

/s/ Sue Korn		Principal Financial and	September 30, 2024
Sue Korn		Accounting Officer of Arrived Holdings, Inc. Principal Financial and Accounting Officer of Arrived STR, LLC

/s/ Kenneth Cason		Chief Technology Officer of Arrived Holdings, Inc.	September 30, 2024
Kenneth Cason		Chief Technology Officer and Director of Arrived STR, LLC

Arrived Holdings, Inc.		Managing Member	September 30, 2024

By:	/s/ Ryan Frazier
Name:	Ryan Frazier
Title:	Chief Executive Officer